Exhibit 10(i)

EXECUTION COPY

SALE AND PURCHASE AGREEMENT

by and among

Cabot Corporation

and

GAM International Pty Ltd

ACN 152 453 293

and

Global Advanced Metals Pty Ltd

ACN 139 987 465

Dated as of August 24, 2011

i

(continued)

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(continued)

(continued)

v

(continued)

Page

Exhibits:

Exhibit A	Form of Assignment and Assumption Agreement

Exhibit B	Form of Bills of Sale

Exhibit C	Form of Boyertown Mortgage

Exhibit D	Form of Contingent Payment Agreement

Exhibit E	Form of Corporate Split Agreement

Exhibit F	Form of GAM Supply Agreement

Exhibit G	Form of Guaranty and Security Agreement

Exhibit H	Form of Intellectual Property Assignment and License Agreement

Exhibit I	Forms of Japan Security Agreements

Exhibit J	Forms of Japan Promissory Notes

Exhibit K	Form of Parent Guarantee

Exhibit L	Form of TANCO Supply Agreement

Exhibit M	Form of Transition Services Agreement

Exhibit N	Forms of U.S. Promissory Notes

Exhibit O	Form of Washington University Sub-license

Exhibit P	Commitment Letters

SALE AND PURCHASE AGREEMENT

This Sale and Purchase Agreement (this “Agreement”), dated as of August 24, 2011, is by and among Cabot Corporation, a Delaware corporation (“Seller”), GAM International Pty Ltd, ACN 152 453 293, incorporated in Australia (“Purchaser”), and Global Advanced Metals Pty Ltd, ACN 139 987 465, incorporated in Australia (“Guarantor”).

WHEREAS:

A. Seller and Cabot Supermetals K.K., a stock company incorporated pursuant to the Commercial Code of Japan (the “Selling Affiliate”), are engaged in (i) the business of manufacturing and selling tantalum and niobium powder and fabricated products and alloys having a principal component consisting of tantalum or niobium metal and (ii) the development of metal powders suitable for use in capacitor anodes and sputtering targets (collectively, the “Business”).

B. Seller desires to sell, transfer and assign to Purchaser (or one or more wholly owned subsidiaries of Purchaser to be identified in accordance with Section 14.08), and Purchaser (either directly or through one or more such wholly owned subsidiaries) desires to acquire and assume from Seller the Purchased Assets and Assumed Liabilities, all on the terms and subject to the conditions set forth in this Agreement.

C. Through the establishment of a Japanese kabushiki kaisha (the “Company”), which will be wholly-owned by Selling Affiliate, and processes in accordance with the Corporate Split (as defined below), Selling Affiliate intends to reorganize that part of the Business conducted by it (the “Japan Business”) such that the Japan Business, as currently conducted by Selling Affiliate, will be owned and operated by the Company.

D. Seller desires to cause the Selling Affiliate to sell, transfer and assign to Purchaser (or one or more wholly owned subsidiaries of Purchaser to be identified in accordance with Section 14.08) the Japan Business, by transferring all of Selling Affiliate’s equity interests in the Company to Purchaser (or one or more such wholly owned subsidiaries) after the reorganization referred to in the preceding paragraph C, all on the terms and conditions hereinafter set forth, and Purchaser (either directly or through one or more such wholly owned subsidiaries) desires to purchase, the Japan Business from the Selling Affiliate by acquiring all of Selling Affiliate’s equity interests in the Company, all on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and upon the terms and subject to the conditions set forth in this Agreement, Purchaser and Seller hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions.

(a) Certain Terms. The following terms, as used in this Agreement, have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Assignment and Assumption Agreement” means an assignment and assumption agreement, dated as of the Closing Date, by and between Purchaser and Seller, in substantially the form attached hereto as Exhibit A.

“Balance Sheet Date” means June 30, 2011.

“Bill of Sale” means a bill of sale, dated as of the Closing Date, executed and delivered by Seller to Purchaser, in substantially the form attached hereto as Exhibit B.

“Boyertown Mortgage” means a mortgage in similar form as attached hereto as Exhibit C, but subject to further review and reasonable comment by Seller and Purchaser between the date hereof and the Closing Date.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City, New York, Sydney, Australia or Tokyo, Japan are authorized or obligated by Law or executive order to close.

“Business Employee” means an individual who is currently employed by Seller or the Selling Affiliate and who devotes a majority of his or her business time to the operation of the Business.

“Closing Date” means the date on which the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Collective Bargaining Agreements” means the following agreements, as amended from time to time: (a) Agreement dated October 12, 2010 between Seller and the International Chemical Workers Union Council/United Food And Commercial Workers (ICWUC/UFCW), Local 619C and (b) Agreement dated January 13, 2011 between Seller and the International Chemical Workers Union Council/United Food And Commercial Workers, Local 959C.

“Competition Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the Antimonopoly Act of Japan, as amended, and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade, other than the HSR Act.

“Contingent Payment Agreement” means a contingent payment agreement, dated as of the Closing Date, in substantially the form attached hereto as Exhibit D.

“Contract” means any contract, lease, indenture, note, bond, agreement or other instrument, in each case, whether written or oral.

“Copyrights” means copyrights in all works of authorship, whether published or unpublished, including copyrights in databases, data collections, Software, web site content or any other copyrightable work; copyrights in compilations, collections, collective works and derivative works of any of the foregoing and moral rights in any of the foregoing; any registration, recording or application for registration for any of the foregoing and any renewals or extensions thereof in the United States Copyright Office or in any similar office or agency of any other country or political subdivision.

“Corporate Split” means the statutory corporate split (kasha bunkatsu) to be implemented in accordance with the Corporate Split Agreement.

“Corporate Split Agreement” means the statutory corporate split agreement to be entered into by and between the Selling Affiliate and the Company, through which the Selling Affiliate transfers certain specified assets and liabilities relating to the Japan Business to the Company, substantially in the form attached hereto as Exhibit E.

“Disclosure Schedule” means the disclosure schedule delivered by Seller to Purchaser on the date of the execution and delivery of this Agreement, as the same may be modified or supplemented in accordance herewith.

“Documents” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer and supplier lists, regulatory filings, operating data and plans, commercial and technical documentation (design specifications, formulae, test reports, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, marketing research, sales statistics, market share statistics, marketing surveys and reports, etc.) and information relating to the supply of materials to the Business, and other similar materials, in each case whether or not in electronic form, relating to the Business; provided that “Documents” shall not include duplicate copies of such Documents retained by Seller or its Affiliates (including the Company before the Closing, hereinafter the same) subject to the obligations relating to the use and disclosure thereof set forth in this Agreement.

“Domain Names” means all Internet domain names registered with or assigned by any domain name registrar, domain name registry or other domain name registration authority and all registrations or applications for any of the foregoing.

“Employee Plan” means (i) each “employee benefit plan,” as defined in Section 3(3) of ERISA, (ii) each employment, consulting, employee non-competition, employee non-solicitation, employee loan or other compensation agreement, (iii) each other severance pay, retention, change in control, salary continuation, bonus, incentive, stock option or other equity or equity-based award, retirement, pension, profit sharing or deferred compensation plan, contract, program, fund or arrangement and (iv) each other employee benefit plan, contract, program, fund, or arrangement in respect of any Business Employee or former Business Employee that is sponsored or maintained by the Seller or the Selling Affiliate or with respect to the which the Seller or the Selling Affiliate contributes or is required to contribute in connection with the Business, in each case other than the Collective Bargaining Agreements.

“Environment” means the environment, natural resources (including human health, flora and fauna) and any surface, subsurface, or physical medium, including: (i) land surface; (ii) surface water; (iii) groundwater; (iv) subsurface strata; and (v) ambient air, including air within buildings and other man-made structures.

“Environmental Claim” means any Proceeding by any Person alleging Liability (including Liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, property damage, fines or penalties) for any Losses arising from or relating in any way to any actual or alleged (i) Release or presence of, or exposure to, Hazardous Materials or (ii) noncompliance with, or Liability under, any Environmental Law.

“Environmental Laws” means Laws that relate to (i) the protection, investigation or restoration of the Environment or human health and safety, (ii) the handling, use, management, storage, treatment, transport, disposal, presence or Release of, or exposure to, any Hazardous Materials or (iii) noise, odor or wetlands protection.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Excess Tantalum Inventory” means Tantalum Inventory of the Business (including all raw materials, ore, work in progress and Products) as of the Closing in excess of 530,000 pounds.

“Excluded Contracts” means the Contracts set forth on Schedule 1.01(a).

“Furniture and Equipment” means all machinery, spare parts, tools, furniture, fixtures, furnishings, equipment, vehicles, leasehold improvements, and other tangible personal property, including all artwork, desks, chairs, tables, Hardware, copiers, telephone lines and numbers, telecopy machines and other telecommunication equipment, cubicles and miscellaneous office furnishings and supplies.

“GAAP” means generally accepted accounting principles in the United States of America.

“GAM Supply Agreement” means a tantalum supply agreement, dated as of the Closing Date, by and between a U.S. subsidiary of Purchaser and Purchaser and/or one or more Affiliates of Purchaser, in a similar form as attached hereto as Exhibit F, but subject to further review and reasonable comment by Seller and Purchaser between the date hereof and the Closing Date.

“Governmental Authority” means any legislature, administrative body, agency, instrumentality, court, tribunal or other authority of any international, national, federal, state, local or other government or political subdivision thereof.

“Guaranty and Security Agreement” means a guaranty and security agreement, dated as of the Closing Date, in substantially the form attached hereto as Exhibit G.

“Hardware” means any and all computer and computer-related hardware, including, but not limited to, computers, file servers, facsimile servers, scanners, color printers, laser printers and networks.

“Hazardous Materials” means any chemical, material, substance or preparation defined as a “hazardous substance”, “toxic substance”, “hazardous waste,” or “designated hazardous substances” or any other term of similar import under any Environmental Law, and any other chemical, material, substance or preparation that is regulated in any way under any Environmental Law, including petroleum products, constituents and by-products, asbestos and asbestos-containing materials, radiation and radioactive materials and polychlorinated biphenyls.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments or which bear interest, (c) all reimbursement obligations with respect to drawn letters of credit, bankers’ acceptances, surety bonds and performance bonds, whether or not matured, (d) all guaranty obligations of such Person, (e) all obligations of such Person issued or assumed as the deferred purchase price of property, assets or services (but excluding trade accounts payable arising in the ordinary course of business), (f) any interest rate or currency swap or similar hedging agreement, and (g) any capital lease obligation (as defined by GAAP) of such Person.

“Initial Purchase Price” means the sum of (i) the Closing Cash Consideration, (ii) the amounts payable pursuant to the U.S. Promissory Notes, (iii) the amounts payable pursuant to the Japan Promissory Notes and (iv) the amounts payable pursuant to the Contingent Payment Agreement.

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world, by whatever name or term known or designated: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) as well as all improvements thereto, (b) all Patents, (c) all Trademarks, (d) all Copyrights, (e) all rights of publicity, (f) all Trade Secrets, (g) all other intellectual property and proprietary rights recognized in any country or jurisdictions in the world, and (h) all claims and rights in and to all income, royalties, damages, claims, and payments now or hereafter due or payable with respect to any of the foregoing, and in and to all causes of action, either in law or in equity, for past, present or future infringement, misappropriation, violation, dilution, unfair competition or other unauthorized use or conduct in derogation or violation of or based on any of the foregoing rights, and the right to receive all proceeds and damages therefrom, unless not permitted by this Agreement.

“Intellectual Property Assignment and License Agreement” means an intellectual property assignment and license agreement, dated as of the Closing Date, in substantially the form attached hereto as Exhibit H.

“Intercompany Accounts Receivable” means all accounts or notes receivable by Seller or the Selling Affiliate from any Affiliate.

“Intercompany Accounts Payable” means all accounts or notes payable by Seller or the Selling Affiliate to any Affiliate.

“IRS” means the U.S. Internal Revenue Service.

“Japan Promissory Notes” means two secured promissory notes having principal amounts of $70,000,000 and $4,288,322.94, respectively, each dated as of the Closing Date and executed by the Company, in substantially the forms attached hereto as Parts 1 and 2 of Exhibit J.

“Japan Purchaser” means a Japanese subsidiary of Purchaser, which will be a Japanese KK, that purchases the Company at the Closing.

“Japan Security Agreement” means, collectively, security agreements, each dated as of the Closing Date, in similar forms as attached hereto as Exhibit I, but subject to further review and reasonable comment by Seller and Purchaser between the date hereof and the Closing Date.

“Knowledge” means the actual knowledge (which, for the avoidance of doubt, does not include information of which they may be deemed to have only constructive knowledge) after due inquiry of the respective individuals, with respect to Seller, set forth on Schedule 1.01(b), and with respect to Purchaser, set forth on Schedule 1.01(c).

“Law” means any law (including common law), statute, directive, ordinance, rule, regulation, treaty, international convention, judgment, decree, ruling, injunction, order or binding requirement of any Governmental Authority.

“Liability” means any direct or indirect liability, obligation, guaranty, claim, loss, damage, deficiency, cost or expense, whether relating to payment, performance or otherwise, known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not required to be reflected or reserved against on the financial statements of the obligor under GAAP.

“Lien” means, with respect to any property or asset, any lien, mortgage, standard security, pledge, charge, security interest or other encumbrance in respect of such property or asset, other than any Permitted Lien.

“Losses” means (i) any and all direct damages, claims, losses, charges, actions, suits, proceedings, deficiencies, Taxes, interest, penalties and reasonable costs and expenses (including reasonable attorneys’ fees) incurred, paid or suffered as a result of an event, occurrence or breach that is the subject of indemnification hereunder or (ii) if and to the extent such direct damages do not adequately compensate an Indemnified Party for all losses incurred, paid or suffered in connection with such event, occurrence or breach, all losses that are the expected and foreseeable consequences of such event, occurrence or breach, if and to the extent such can be proved with reasonable certainty based on established facts. “Losses” will in no event include exemplary, punitive or special damages unless such damages are payable to a non-Affiliate third party.

“Material Adverse Effect” means a material adverse effect on the business, operations or condition (financial or otherwise) of (i) the Business, taken as a whole, determined in each case without regard to any facts, circumstances, events or changes to the extent (a) generally affecting the tantalum industry or the segments thereof in which Seller, the Selling Affiliate or the Company operate (including changes to commodity or raw material prices) in the United States or elsewhere, (b) generally affecting the Business’s suppliers, (c) generally affecting the economy or the financial, debt, credit or securities markets in the United States or elsewhere, (d) resulting from any political conditions or developments in the United States or elsewhere (e) resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism (other than any of the foregoing in this clause (e) to the extent that it causes any direct damage or destruction to, or renders physically unusable or inaccessible, any facility or property of Seller, the Selling Affiliate or the Company), (f) reflecting or resulting from changes or proposed changes in Law (including rules and regulations) or interpretation thereof or GAAP (or interpretations thereof), (g) resulting from actions of Seller, the Selling Affiliate or the Company that Purchaser has expressly requested in writing or to which Purchaser has expressly consented in writing or (h) resulting from the announcement of this Agreement and the transactions contemplated hereby (but only to the extent arising out of the identity of or facts relating to Purchaser or the fact that the Business is being sold); provided, however, that in the cases of clauses (a), (b), (c), (d) or (e), such facts, circumstances, events or changes do not disproportionately adversely affect the Business as compared to other similarly situated businesses or (ii) the Company’s facility located in Aizu, Japan as a result of the March 2011 earthquake and tsunami.

“Minimum Tantalum Inventory” means 530,000 pounds in aggregate of Tantalum Inventory, including all raw materials, ore, work in progress and Products, comprised of the following:

(b) between 225,000 pounds and 275,000 pounds in aggregate of tantalum ore, K2TaF7 and scrap; and

(c) between 252,000 pounds and 308,000 pounds in aggregate of (i) capacitor powder work in progress and finished goods, (ii) mill work in progress, finished goods and scrap and (iii) tantalum trays.

“Minimum Non-Tantalum Inventory” means an amount of Non-Tantalum Inventory which is necessary to operate the Business as currently conducted and as proposed to be conducted following the Closing, and in any event shall be not less than $5.0 million (in respect of raw materials, spare parts and packing materials) and not less $2.0 million (in respect of niobium mill inventory) calculated by reference to book value in accordance with GAAP and on a basis consistent with past practice.

“Net Accounts Receivable” means: (a) the accounts receivable included in the Purchased Assets or relating to the Japan Business, minus (b) the accounts payable included in the Assumed Liabilities or relating to the Japan Business; and in the case of both clauses (a) and (b), calculated in accordance with GAAP and on a basis consistent with past practice.

“Non-Tantalum Inventory” means all inventory, supplies, spare parts and consumables of the Business, including all raw materials, work in progress and Products but excluding all Tantalum Inventory.

“Organizational Document” means with respect to any Person that is an entity, the articles of incorporation, certificate of incorporation, articles of organization, articles of association, charter, bylaws or other similar organizational documents relating to the creation and governance of such entity and its relationship with its owners.

“Parent Guarantee” means a guarantee, dated as of the Closing Date, executed by Purchaser and Global Advanced Metals Pty Ltd., in substantially the form attached hereto as Exhibit K.

“Patents” means all patents of the United States or any other country or political subdivision, including industrial and utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention, design patents, patent applications, and patent disclosures, and any other indicia of invention ownership issued or granted by any Governmental Authority, including all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, re-examinations or equivalents or counterparts of any of the foregoing; and any registration or recording of any patent, any application for patent in the United States or any other country, including any such registration, recording, or application in the United States Patent and Trademark Office or in any similar office or agency of any other country or political subdivision.

“Permits” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority applicable to the Business or the Purchased Assets.

“Permitted Liens” means (i) Liens disclosed on Schedule 1.01(d), (ii) Liens disclosed on the Financial Statements or notes thereto or securing liabilities reflected on the Financial Statements or notes thereto, (iii) Liens for Taxes, assessments and similar charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, (iv) mechanic’s, workmen’s, materialmen’s, carrier’s, repairer’s, warehousemen’s and other similar Liens arising or incurred in the ordinary course of business for amounts which are not due and payable and which are not, individually or in the aggregate, significant, (v) easements, quasi-easements, licenses, covenants, rights-of-way, and other similar restrictions, including any other agreements, conditions or restrictions that would be shown in a current title report or other similar report or listing, (vi) Liens on the lessors’ or prior lessors’ interests and matters of record affecting title to property that do not materially impair the occupancy or use of such property for the purposes for which it is currently used in connection with the Business, (vii) zoning, building and other land use regulations regulating the use or occupancy of real property or activities conducted thereon imposed by governmental agencies having jurisdiction over such real property which are not violated by the current use and operation of such real property or the operation of the Business thereon, (viii) Liens arising by operation of Law and (ix) other Liens which, individually or in the aggregate, do not and would not reasonably be expected to materially adversely affect the operation of the Business as currently conducted.

“Person” means an individual, corporation, public limited company, limited liability company, stock company, partnership, association, trust or other entity or organization, including any Governmental Authority.

“Post-Closing Tax Period” means all taxable periods beginning after the Closing Date and the portion beginning on the day after the Closing Date of any tax period that includes but does not end on the Closing Date.

“Pre-Closing Tax Period” means all taxable periods ending on or prior to the Closing Date and the portion ending on the Closing Date of any taxable period that includes but does not end on the Closing Date.

“Proceeding” means any proceeding, litigation, action, claim, suit, arbitration, investigation, written notice or written demand.

“Products” means any and all products developed, manufactured, marketed or sold by Seller and the Selling Affiliate in connection with the Business.

“Registered” shall mean issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Release” means any actual or threatened releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, seeping, dispersal, leaching, dumping, disposing, migrating or placing of Hazardous Materials into the Environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Materials).

“Retained Environmental Liabilities” means any Liability (whether arising before, on or after the Closing Date) arising from or associated with any actual or alleged Releases, or any presence of, or exposure to, Hazardous Materials, at, on, under or emanating to or from (i) any real property formerly owned, leased, occupied or otherwise used for any purpose by Seller, the Selling Affiliate and/or the Business or (ii) locations that never were owned, leased or occupied by the Seller, the Selling Affiliate and/or the Business, but which received Hazardous Materials from Seller, the Selling Affiliate and/or the Business on or before the Closing Date.

“Shares” means all of the equity interests of the Company on the Closing Date.

“Software” means (a) all computer programs, including source code and object code versions, (b) all data, databases and compilations of data, whether machine readable or otherwise and (c) all documentation, training materials and configurations related to any of the foregoing.

“Special Environmental Liabilities” means Liabilities arising from Proceedings or related investigation or remediation activities in connection with (i) Hazardous Materials in groundwater at or migrating to or from the Aizu, Japan site or the Boyertown, Pennsylvania site on or prior to the Closing Date, (ii) those facts, conditions and circumstances identified in that certain Phase I Environmental Site Assessment and Limited Compliance Review of Cabot Supermetals, 650 and 1223 County Line Road, Boyertown PA, prepared by Environmental Resources Management for Cabot Supermetals, dated March 2011 and (iii) those facts, conditions and circumstances identified in that certain Phase I Environmental Due Diligence Assessment and Limited Compliance Review for Cabot Supermetals KK., 111 Nagayachi, Higashinagahara, Kawahigashi-cho, Aizuwakamatsu City, Fukushima, Japan, dated as of March 2011.

“TANCO Supply Agreement” means a tantalum supply agreement, dated as of the Closing Date, by and between Purchaser and/or the Company, and Seller and/or one or more Affiliates of Seller, in a similar form as attached hereto as Exhibit L, but subject to further review and reasonable comment by Seller and Purchaser between the date hereof and the Closing Date.

“Tantalum Inventory” means inventory of the Business containing tantalum and measured in contained pounds of tantalum metal.

“Target Net Accounts Receivable” means $25 million.

“Tax Returns” means any return, declaration, report, claim, election, loss surrender agreement, information statement or other similar document filed with a Governmental Authority relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any tax, duty, charge or other similar levy of any kind whatsoever levied or imposed by any supranational, national, federal, state, provincial, local, foreign or other Governmental Authority, including income, gross receipts, windfall profits, value added, severance, property, production, sales, goods and services, use, license, excise, franchise, employment, withholding or similar taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, whether disputed or not.

“Trademarks” means trademarks, service marks, trade dress, trade style, fictional business names, trade names, corporate or commercial names, certification marks, collective marks, Domain Names and other proprietary rights to any words, names, slogans, symbols, logos, devices, identifiers or combinations thereof used to identify, distinguish and indicate the source or origin of goods or services; registrations, renewals, applications for registration, recording, equivalents and counterparts of the foregoing; and any application in connection therewith, including any such registration, recording, or application in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof, or any other country or political subdivision of such other country; and the goodwill of the business associated with each of the foregoing.

“Trade Secrets” means anything that would constitute a “trade secret” under applicable law, including know-how, confidential information and proprietary information.

“Transfer Documents” means the Bill of Sale, the Assignment and Assumption Agreement, share transfer instruments with respect to the Shares and the Intellectual Property Assignment and License Agreement.

“Transition Services Agreement” means a transition services agreement, dated as of the Closing Date, in substantially the form attached hereto as Exhibit M.

“Union Employee” means each Business Employee who is covered by a Collective Bargaining Agreement.

“U.S. Employee Plan” means each Employee Plan maintained in the United States.

“U.S. Promissory Notes” means two secured promissory notes having principal amounts of $105,000,000 and $6,432,484.40, respectively, each dated as of the Closing Date and executed by the U.S. Purchaser, in substantially the forms attached hereto as Parts 1 and 2 of Exhibit N.

“U.S. Purchaser” means a U.S. subsidiary of Purchaser, which will be a U.S. corporation or a U.S. limited liability company treated as a corporation for U.S. income tax purposes, that purchases the U.S. portion of the Business at the Closing.

“Washington University Sub-license” means the sub-license by Seller to Purchaser in respect of the Amended and Restated License Agreement, dated as of August 31, 2007, between Seller and Washington University of St. Louis, in substantially the form attached hereto as Exhibit O.

(b) Other Terms. The following terms, as used in this Agreement, have the respective meanings set forth in the following Sections of this Agreement:

Term	Section

Acquired Intellectual Property	5.11(a)

Actuary Certificate	10.14(d)

Adjusted Closing Cash Consideration	3.01(a)(i)

Agreement	Preamble

Asset Acquisition Statement	3.01(b)

Assigned Contracts	2.01(a)

Assumed Liabilities	2.03

Assumed Tax Liabilities	2.03(f)

Billerica Reactor	2.02(q)

Business	Recital A

Term	Section

Certain Seller Intellectual Property	9.04

Claim Notice	12.04(b)

Closing	4.01

Closing Cash Consideration	3.01(a)(i)

Closing Net Accounts Receivable	3.03(a)

Closing Non-Tantalum Inventory	7.03(c)(i)

Closing Statement	3.03(a)

Closing Tantalum Inventory	7.03(c)(i)

Commitment Letters	6.05

Company	Recital C

Company Benefit Plan	10.14(a)

Competitive Activities	7.04(a)

Confidentiality Agreement	8.01(a)

Current Insurance Policies	7.05(a)

DB Transfer Date	10.14(b)

DDTC	7.07

EICC	5.04

Excluded Assets	2.02

Excluded Liabilities	2.04

Excluded Tax Liabilities	2.04(d)

FCPA	5.21

Final Closing Net Accounts Receivable	3.03(a)

Final Closing Statement	3.03(a)

Term	Section

Final Offer	3.03(c)

Final Purchase Price	3.01(a)(iv)

Final Working Capital Adjustment	3.03(a)

Financial Statements	5.06

Guarantor	Preamble

Improvements	5.10(e)

Indemnified Parties	12.03

Indemnifying Party	12.04(b)

Independent Accounting Firm	3.03(c)

Information	7.08

ITAR	7.07

Japan Assets	5.05

Japan Business	Recital C

Japan Liabilities	5.26

Japanese Benefit Plan	10.14(a)

Japanese Transferred Employees	10.14(a)

Latest Balance Sheet	5.06

Lease Consents	7.06(c)

Licensed Intellectual Property	5.11(a)

Non-solicitation Period	7.04(c)

Notice of Dispute	3.03(c)

Notice Period	12.04(b)

OFAC	5.22

Term	Section

Owned Intellectual Property	5.11(a)

Owned Property	5.10(a)

Potential Contributor	12.07

Prohibited Payment	5.21

Protocol	5.04

Purchased Assets	2.01

Purchaser	Preamble

Purchaser Actuary	10.14(d)

Purchaser DC Plan	10.08

Purchaser Indemnified Parties	12.03

Purchaser’s Plans	10.04

Purchaser’s Representatives	8.01(b)

Ratio	10.14(b)

Real Property Lease	5.10(a)

Retention Agreements	10.09

Revised Statements	3.01(b)

Sanctions	5.22

Seller	Preamble

Seller Actuary	10.14(c)

Seller Indemnified Parties	12.02

Seller Information	8.01(b)

Seller Property	5.10(a)

Selling Affiliate	Recital A

Term	Section

Severance Obligations	10.10

Surveys	7.05(b)

TANCO	2.01(p)

Target Working Capital	3.02(a)(ii)

Termination Date	13.01(b)

Third Party Actuary	10.14(d)

Threshold Amount	12.06(a)

Title Commitments	7.06(a)

Title Company	7.06(a)

Title Policies	7.06(a)

Transfer Taxes	8.04

Transferred Working Capital	3.02(a)(i)

Underfunded Pension Amount	10.14(c)

U.S. Business	2.01

U.S. Business Employee	10.02(a)

U.S. Transferred Employees	10.02(a)

Working Capital Adjustment	3.02(a)

Working Capital Estimate	3.02(b)

Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement. Any term defined in a singular form will have the same meaning when used in its plural form and any term defined in a plural form will have the same meaning when used in its singular form.

ARTICLE II

PURCHASE AND SALE OF ASSETS AND SHARES; ASSUMPTION OF LIABILITIES

Section 2.01. Purchase and Sale of the Assets of the Seller. On the terms and subject to the conditions set forth in this Agreement, at the Closing Purchaser shall purchase, acquire and accept from Seller, and Seller shall sell, transfer, assign, convey and deliver to Purchaser all of Seller’s right, title and interest in, to and under the Purchased Assets. “Purchased Assets” shall mean all assets of the Business conducted by the Seller as of the Closing (excluding, however, the Excluded Assets and, for the avoidance of doubt, those assets of the Japan Business currently owned by the Selling Affiliate) (the “U.S. Business”) necessary to operate the U.S. Business as currently conducted, including without limitation the following:

(a) all Contracts to which Seller is a party, including any agreements related to the Acquired Intellectual Property, that relate to the U.S. Business other than the Excluded Contracts (the “Assigned Contracts”);

(b) all accounts receivable of Seller arising from the U.S. Business;

(c) all inventory and supplies of the Business, including Tantalum Inventory and Non-Tantalum Inventory (other than the Excess Tantalum Inventory);

(d) all deposits (including customer deposits and security deposits for rent, electricity, telephone or otherwise) and prepaid charges and expenses, including any prepaid rent, of Seller related to any Purchased Assets other than prepaid charges, expenses and rent under the Real Property Leases or in respect of the Owned Properties that are attributable to any period ending on or before the Closing Date;

(e) the Owned Property, together with all improvements, fixtures and other appurtenances thereto and rights in respect thereof, and all rights of Seller under each Real Property Lease;

(f) all Furniture and Equipment of Seller used in the U.S. Business;

(g) all Owned Intellectual Property;

(h) all Documents used in the U.S. Business, including Documents relating to Products, services, marketing, advertising, promotional materials, Acquired Intellectual Property, and all files, customer files and documents (including credit information), supplier lists, records, literature and correspondence, and any Documents required to be maintained in relation to the Business under any applicable law, whether or not physically located on any of the premises referred to in clause (e) above, including personnel files for U.S. Transferred Employees and Japanese Transferred Employees, but excluding personnel files for employees of Seller and the Selling Affiliate who are not U.S. Transferred Employees or Japanese Transferred Employees, and excluding, in each case, such files as may be required to be withheld under applicable Law;

(i) all Permits;

(j) all research and development equipment used in the U.S. Business, including, without limitation, the research and development equipment listed on Schedule 2.01(j);

(k) all goodwill and other intangible assets associated with the U.S. Business, including the goodwill associated with the Owned Intellectual Property;

(l) all rights in and to the Niotan Inc. complaint;

(m) all rights and claims of Seller or the Selling Affiliate existing at Closing under any warranty, term, condition, guarantee or indemnity, whether express or implied, in favor of Seller or the Selling Affiliate in relation to any Purchased Asset;

(n) subject to Section 9.08, Seller’s flame synthesis reactor located in Billerica, Massachusetts (the “Billerica Reactor”); and

(o) any other property or assets of Seller or the Selling Affiliate used primarily in connection with the U.S. Business.

Section 2.02. Excluded Assets. Nothing herein contained shall be deemed to sell, transfer, assign or convey the Excluded Assets to Purchaser, and Seller shall retain all right, title and interest in, to and under the Excluded Assets. “Excluded Assets” shall mean the following assets of Seller:

(a) all Excluded Contracts;

(b) all cash, cash equivalents, bank deposits or similar cash items of Seller and all bank accounts;

(c) all minute books, Organizational Documents, stock registers and such other books and records of Seller pertaining to ownership, organization or existence of Seller and duplicate copies of such records as are necessary to enable Seller to file Tax returns and reports;

(d) any Intellectual Property of Seller other than the Owned Intellectual Property;

(e) any personnel files pertaining to any employee or former employee of Seller or the Selling Affiliate who is not a U.S. Transferred Employee or Japanese Transferred Employee;

(f) (i) any other books and records that Seller is required by Law to retain; provided, however, that if permitted by applicable Law, Purchaser shall have the right to make copies of any portions of such retained books and records that relate to the U.S. Business or any of the Purchased Assets; and (ii) any documents relating to proposals to acquire the Business by Persons other than Purchaser;

(g) any claim, right or interest of Seller in or to any refund, rebate, abatement or other recovery for Taxes in relation to periods ending on or before the Closing Date, together with any interest due thereon or penalty rebate arising therefrom;

(h) except as provided in Section 7.05, all insurance policies or rights to proceeds thereof relating to the assets, properties, business or operations of Seller;

(i) any rights, claims or causes of action of Seller against third parties relating to assets, properties, business or operations of Seller arising out of events occurring on or prior to the Closing Date, but excluding the Niotan Inc. complaint;

(j) all Tax returns and financial statements of Seller and the Business and all records (including working papers) related thereto;

(k) all prepaid charges, expenses or rent under the Real Property Leases or any such other leases or in respect of the Owned Property that is attributable to any period ending on or before the Closing Date;

(l) all ownership interests of Seller in any Person (for avoidance of doubt, other than the Company);

(m) all of Seller’s credits, demands or rights of set-off against third parties arising on or before the Closing Date;

(n) except to the extent provided in Article X, all Employee Plans and related trusts or funding arrangements;

(o) all rights that accrue to Seller under this Agreement;

(p) all assets directly or indirectly owned by Tantalum Mining Corporation of Canada, Ltd. (“TANCO”);

(q) subject to Section 9.08, the Billerica Reactor; and

(r) all Intercompany Accounts Receivable.

Section 2.03. Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall assume, effective as of the Closing, and shall timely perform, pay and discharge in accordance with their respective terms, the following Liabilities of Seller arising out of, relating to or otherwise in respect of the U.S. Business regardless of when incurred and including Liabilities incurred or arising prior to Closing (for the avoidance of doubt, excluding those Liabilities of the Japan Business currently owned by the Selling Affiliate) (collectively, the “Assumed Liabilities”):

(a) Liabilities of Seller under the Assigned Contracts;

(b) all Liabilities assumed by Purchaser in Article X;

(c) Liabilities arising from the sale of Products in the ordinary course of business, including pursuant to product warranties, product returns and rebates;

(d) Liabilities in respect of (i) Environmental Laws; (ii) Environmental Claims; (iii) Releases; and (iv) any and all other matters relating to the Environment arising out of or otherwise related to the U.S. Business, other than the Retained Environmental Liabilities, and subject to Seller’s obligations under Sections 12.03;

(e) Liabilities constituting, or arising in connection with, accounts payable existing on the Closing Date (including, for the avoidance of doubt, (i) invoiced accounts payable and (ii) accrued but uninvoiced accounts payable); and

(f) all Liabilities and commitments for Taxes arising out of or relating to or in respect of the Purchased Assets for any Post-Closing Tax Period (the “Assumed Tax Liabilities”).

Section 2.04. Excluded Liabilities. Purchaser will not assume or be liable for any Excluded Liabilities, which shall remain the responsibility of Seller and the Selling Affiliate. “Excluded Liabilities” shall mean:

(a) all Liabilities of Seller, including without limitation the Retained Environmental Liabilities, other than the Assumed Liabilities;

(b) all Liabilities arising out of the Intercompany Accounts Payable;

(c) all Liabilities arising from the Employee Plans and Business Employees, other than the Liabilities assumed by Purchaser in Article X; and

(d) all Liabilities and commitments of Seller and the Selling Affiliate for Taxes arising out of or relating to or in respect of any business, asset, property or operation of Seller or the Selling Affiliate (including the Purchased Assets) for any Pre-Closing Tax Period (the “Excluded Tax Liabilities”).

Section 2.05. Further Conveyances and Assumptions; Consent of Third Parties.

(a) From time to time following the Closing, Seller and Purchaser shall, and Seller shall cause the Selling Affiliate to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be reasonably necessary or appropriate to assure fully to Purchaser and its successors or assigns, all of the rights, title and interests intended to be conveyed to Purchaser under this Agreement and the Transfer Documents and to assure fully to Seller and the Selling Affiliate and their successors and assigns the assumption of the liabilities and obligations intended to be assumed by Purchaser under this Agreement and the Transfer Documents, and to otherwise make effective the transactions contemplated hereby and thereby.

(b) Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign any Purchased Asset or Shares, including any Contract, Permit, certificate, approval, authorization or other right, which by its terms or by Law is not assignable without the consent of a third party or a Governmental Authority or is cancelable by a third party in the event of an assignment unless and until such consent shall have been obtained. Seller shall use its commercially reasonable efforts to cooperate with Purchaser at its request for up to 90 days following the Closing Date in endeavoring to obtain such consents promptly and shall cooperate with Purchaser and its Affiliates in any lawful, contractually permitted and economically feasible arrangement to provide that Purchaser and its Affiliates shall receive the interest of Seller and the Selling Affiliate in the benefits under any such Contract, Permit, certificate, approval, authorization or other right, including performance by Seller or the Selling Affiliate as agent; provided that

Purchaser shall, or shall cause its applicable Affiliate to, undertake to pay or satisfy the corresponding liabilities for the enjoyment of such benefit to the extent Purchaser, or its applicable Affiliate, would have been responsible therefor hereunder if such consent had been obtained. Any and all upfront amounts paid for administrative costs to obtain a consent, whether before or after the Closing Date, shall be borne equally by Purchaser and Seller. All costs associated with obtaining a consent other than those costs described in the foregoing sentence shall be borne by Purchaser.

Section 2.06. Bulk Sales Laws. Purchaser hereby waives compliance by Seller and the Selling Affiliate with the requirements and provisions of any “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser.

Section 2.07. Purchase and Sale of the Shares of the Company. On the terms and subject to the conditions set forth in this Agreement, at the Closing Purchaser shall purchase, acquire and accept from the Selling Affiliate, and Seller shall cause the Selling Affiliate to sell, transfer, assign, convey and deliver to Purchaser, all of the Shares.

ARTICLE III

CONSIDERATION

Section 3.01. Purchase Price.

(a) Calculation and Payment of Purchase Price. In consideration for the transfer by Seller and the Selling Affiliate to Purchaser of the Purchased Assets and the Shares, Purchaser shall assume the Assumed Liabilities and pay to Seller and/or the Selling Affiliate (as directed by Seller):

(i) US$175,000,000 in cash at Closing (the “Closing Cash Consideration”, and, as adjusted pursuant to Sections 3.02, 7.03(c), 9.08 and 10.14, the “Adjusted Closing Cash Consideration”);

(ii) an aggregate of US$135,900,000 in principal and interest payments pursuant to the U.S. Promissory Notes;

(iii) an aggregate of US$90,600,000 in principal and interest payments pursuant to the Japan Promissory Notes; and

(iv) the amounts set forth in the Contingent Payment Agreement, upon the terms set forth therein.

The Adjusted Closing Cash Consideration shall be paid by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser at least three (3) Business Days prior to the Closing. The Initial Purchase Price shall be subject to adjustment as set out in the Final Closing Statement determined in accordance with Section 3.03 (as so adjusted, the “Final Purchase Price”).

(b) Purchase Price Allocation. Seller and Purchaser will allocate the Purchase Price among the Shares and the Purchased Assets in accordance with the principles set forth on Schedule 3.01(b) and a statement (the “Allocation Statement”) to be provided by Seller to Purchaser as soon as practicable after the Closing, which statement will be prepared in accordance with Section 1060 of the Code. If Purchaser disagrees with the Allocation Statement provided by Seller and the parties are unable to reach agreement, the matter will be resolved by an Independent Accounting Firm selected in the manner specified in Section 3.03(c). The decision of the Independent Accounting Firm as to the resolution of the dispute will be conclusive and binding on the parties. The fees and expenses of the Independent Accounting Firm will be divided equally between Seller and Purchaser. Seller and Purchaser will file all Tax Returns (including Form 8594) on a basis that is consistent with the Allocation Statement or the decision of the Independent Accounting Firm, as the case may be, and will take no position inconsistent therewith for Tax purposes unless required by an administrative or judicial determination.

Section 3.02. Closing Cash Consideration Adjustment.

(a) The Closing Cash Consideration may be increased or decreased by the Working Capital Adjustment, if any. The “Working Capital Adjustment” (which may be a positive or a negative number) shall be an amount equal to (x) the Transferred Working Capital (defined below) minus (y) the Target Working Capital (also defined below).

(i) “Transferred Working Capital” means an amount equal to the following items, in the aggregate:

(A) Prepayments. Any prepayment of Tax or other costs or obligations by Seller or the Selling Affiliate on or before the Closing Date with respect to periods after the Closing Date, shall be reflected as an asset on the Working Capital Estimate (defined below) and the Closing Statement (also defined below).

(B) Deferred Payments. All deferred or otherwise outstanding payment obligations associated with the Owned Properties or Real Property Leases which relate to liabilities that have been incurred on or prior to the Closing Date that have been assumed by Purchaser or for which Purchaser is otherwise responsible shall be reflected as a liability on the Working Capital Estimate and the Closing Statement.

(C) Other Prorations. All prepayments, rents, current property or ad valorem Taxes of the current year, salaries, assessments, utilities, maintenance charges and similar expenses associated with the Owned Properties or Real Property Leases shall be prorated between Seller and the Selling Affiliate (as applicable) on the one hand, and Purchaser on the other hand, as of the Closing Date. To the extent such proration has not been effected by other means and to the extent of information then available, such proration shall be reflected on the Working Capital Estimate and the Closing Statement.

(ii) “Target Working Capital” shall mean $0.

(b) Working Capital Estimate. An estimate of the Working Capital Adjustment shall be calculated by Seller and set forth in an estimate (the “Working Capital Estimate”) delivered to Purchaser not later than five (5) Business Days prior to the scheduled date for Closing. The Working Capital Estimate shall contain information detailing the basis for Seller’s calculations, and Purchaser and its representatives shall have access to such records of Seller and the Selling Affiliate as may be reasonably requested for verifying and confirming such amounts and calculations. If the Working Capital Adjustment set forth on the Working Capital Estimate is a positive number, such amount shall be added to the Closing Cash Consideration and paid by Purchaser to Seller and/or the Selling Affiliate on the Closing Date. If the Working Capital Adjustment set forth on the Working Capital Estimate is a negative number, such amount shall be deducted from the Closing Cash Consideration.

Section 3.03. Post-Closing Purchase Price Adjustments.

(a) Closing Statement. Within one hundred and twenty (120) calendar days after the Closing, Purchaser shall deliver to Seller a written statement (the “Closing Statement”) setting forth Purchaser’s calculation of (i) the Working Capital Adjustment and (ii) the Net Accounts Receivables as of the point in time immediately prior to the Closing (the “Closing Net Accounts Receivable”). The Closing Statement shall contain information detailing the basis for Purchaser’s calculations, and Seller and its representatives shall have access to such records of Purchaser as may be reasonably requested for verifying and confirming such amounts and calculations. Purchaser and Seller agree to be reasonably available at each other’s request to meet and discuss the preparation of the Closing Statement. The “Final Closing Statement” shall be (i) the Closing Statement in the event that no Notice of Dispute with respect thereto is delivered to Purchaser in accordance with Section 3.03(c) below or (ii) the Closing Statement as adjusted by (A) the agreement of Seller and Purchaser and/or the Independent Accounting Firm (defined below). The “Final Working Capital Adjustment” shall be the Working Capital Adjustment set forth in the Final Closing Statement. The “Final Closing Net Accounts Receivable” shall be the Closing Net Accounts Receivable set forth on the Final Closing Statement.

(b) Adjustments.

(i) If the Working Capital Adjustment set forth on the Working Capital Estimate exceeds the Final Working Capital Adjustment by more than US$50,000, then Seller shall pay to Purchaser the total amount of such excess, with interest as provided in Section 3.03(e), as an adjustment to the Initial Purchase Price, exclusive of any Transfer Taxes and without reduction for any withholding Taxes. If the Final Working Capital Adjustment exceeds the Working Capital Adjustment set forth on the Working Capital Estimate by more than US$50,000, then Purchaser shall pay to Seller the total amount of such excess, with interest as provided in Section 3.03(e), as an adjustment to the Initial Purchase Price, exclusive of any Transfer Taxes and without reduction for any withholding Taxes.

(ii) If the Target Net Accounts Receivable exceeds the Final Closing Net Accounts Receivable by more than US$50,000, then Seller shall pay to Purchaser the total amount of such excess, with interest as provided in Section 3.03(e), as an adjustment to the Initial Purchase Price, exclusive of any Transfer Taxes and without reduction for any withholding Taxes. If the Final Closing Net Accounts Receivable exceeds the Target Net Accounts Receivable by more than US$50,000, then Purchaser shall pay to Seller the total amount of such excess, with interest as provided in Section 3.03(e), as an adjustment to the Initial Purchase Price, exclusive of any Transfer Taxes and without reduction for any withholding Taxes.

(iii) Any payment required to be made pursuant to this Section 3.03(b) shall be made by wire transfer of immediately available funds to an account or accounts designated in writing by the receiving party for such purpose or by such other means as mutually agreed upon by the parties, in each case, not later than the fifth Business Day after the date of the final determination of the Final Closing Statement.

(c) Resolution of Objections. If Seller gives to Purchaser written notice of dispute (a “Notice of Dispute”) of any element of the Closing Statement within thirty (30) calendar days after receiving the Closing Statement, the disputed amount shall be negotiated between Seller (for itself and/or on behalf of the Selling Affiliate, as applicable) and Purchaser. After the delivery by Seller to Purchaser of any such Notice of Dispute, Purchaser and Seller shall use their reasonable best efforts to reconcile their differences with respect to any disputed amount, and any written resolution by them as to any disputed item set forth in the Notice of Dispute shall be final and binding on the parties hereto. If Purchaser and Seller are unable to reach a resolution on all disputed items within thirty (30) calendar days after the delivery of the Notice of Dispute, either Purchaser or Seller may, by written notice, submit the items remaining in dispute for resolution to an internationally recognized firm of independent public accountants reasonably acceptable to both Purchaser and Seller (the “Independent Accounting Firm”), whereupon each of Purchaser and Seller shall promptly furnish to the Independent Accounting Firm such party’s final offer for the settlement of all items remaining in dispute (each a “Final Offer”). If Purchaser and Seller are unable to agree upon the selection of the Independent Accounting Firm within thirty (30) calendar days after the delivery of the Notice of Dispute, then each party shall promptly thereafter designate one internationally recognized firm of independent public accountants. The parties shall cause such firms promptly thereafter jointly to select a third firm to serve as the Independent Accounting Firm (which shall be an internationally recognized firm of independent public accountants that does not have a material business relationship with either Seller or Purchaser or any of their respective Affiliates), and any such selection shall be binding on Purchaser and Seller with respect to resolving such disputed items. The Independent Accounting Firm shall resolve such disputed items in a manner which is consistent with this Agreement but which shall not exceed the Final Offer of either Seller or Purchaser. All dispute resolution proceedings in connection with the Closing Statement or amount payable hereunder shall take place at the offices of the Independent Accounting Firm in New York, New York or at such other location as Purchaser and Seller may otherwise mutually agree in writing.

(d) Independent Accounting Firm. Each of the parties shall furnish, at its own expense, the Independent Accounting Firm and the other parties hereto with such documents and other written information as the Independent Accounting Firm may request in connection with resolving the disputed items. Each party may also furnish to the Independent Accounting Firm such other written information and documents as such party deems relevant; provided, that copies of all such documents and materials shall be concurrently delivered to the other parties to the proceedings in the same form and manner as such materials are delivered to the Independent Accounting Firm. The Independent Accounting Firm may, at their discretion, conduct one or more conferences with respect to the dispute between Purchaser and Seller, at which conference each party shall have the right to present such additional documents, materials and other information and to be accompanied or represented by such advisors, counsel and accountants as each party shall choose in its sole discretion. Purchaser and Seller shall instruct the Independent Accounting Firm to render their written decision with respect to all matters submitted to them by Purchaser and Seller as promptly as practicable. The Independent Accounting Firm shall determine the proportion of their fees and expenses to be paid by Purchaser and Seller, respectively, in accordance with the relative merits of the parties’ positions. Purchaser and Seller shall promptly pay their respective shares of the fees and expenses of the Independent Accounting Firm. The determination of the Independent Accounting Firm as to all disputed items shall be final and binding upon Purchaser and Seller, except in the case of manifest error or actual fraud. The disputed amount shall be payable by the party owing such amount within five (5) Business Days following resolution or determination of the dispute. The failure of Seller to provide a Notice of Dispute within the thirty (30) calendar day time period referred to in Section 3.02(c) shall be deemed an acceptance by Seller of the Settlement Statement.

(e) Interest. Any amount owing hereunder with respect to the Final Closing Statement that is not paid within the applicable time period set forth above shall bear interest on the amount due from the Closing Date to and including the date paid in full at an annual interest rate equal to the ninety (90)-day U.S. Treasury Bill rate in effect as of the Closing Date (as reported in The Wall Street Journal). All such computations of interest shall be made by the party entitled to receive payment on the basis of a year of 360 days, in each case for the actual number of days occurring in the period for which such interest is payable.

ARTICLE IV

CLOSING

Section 4.01. Closing. The closing of the transactions contemplated hereunder (the “Closing”) shall take place at the offices of Jones Day, 222 East 41st Street, New York, New York, 10017 at 10:00 a.m. (local time in New York, New York) on the fifth Business Day after the satisfaction or waiver of the conditions set forth in Article XI occurs (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other date or place as Purchaser and Seller may agree, it being understood that, if required by applicable Law, Seller may request that the Closing be comprised of separate “closings” in one or more local jurisdiction(s) where the Shares, any Purchased Assets or Assumed Liabilities are being transferred and may request that Purchaser pay or cause to be paid portions of the Initial Purchase Price and the Final Purchase Price payable in accordance with Section 3.01(a) directly or indirectly to the Selling Affiliate in the local currency of any such jurisdiction. Subject to applicable Laws, legal title, equitable title and risk of loss with respect to, the Shares, the Purchased Assets and the Assumed Liabilities will transfer to Purchaser at the Closing, which transfer will be deemed effective for Tax, accounting and other computational purposes as of 12:01 a.m. (local time in the applicable jurisdiction in which each such transfer occurs) on the Closing Date. All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed and delivered simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

Section 4.02. Deliveries by Seller. On the Closing Date, Seller shall deliver or cause to be delivered to Purchaser the following items, duly executed to the extent applicable by Seller and the Affiliate(s) of Seller that are party thereto:

(a) the Bill of Sale;

(b) the Assignment and Assumption Agreement;

(c) the Intellectual Property Assignment and License Agreement;

(d) the TANCO Supply Agreement;

(e) the Transition Services Agreement;

(f) the Corporate Split Agreement;

(g) the Contingent Payment Agreement;

(h) the U.S. Promissory Notes;

(i) the Japan Promissory Notes;

(j) the Guaranty and Security Agreement;

(k) the Japan Security Agreement;

(l) the Washington University Sub-license;

(m) a certificate, dated as of the Closing Date, signed by an executive officer of Seller certifying as to the satisfaction of the conditions specified in Sections 11.02(a) and 11.02(b);

(n) the Selling Affiliate’s written request to the Company or such other document required for Purchaser to complete the registration in the shareholders registry of the Company for the transfer of Shares from the Selling Affiliate to Purchaser in accordance with this Agreement;

(o) a certificated copy of the minutes of the board of directors and/or shareholders meeting, as applicable, of the Company approving the transfer of the Shares from the Selling Affiliate to Purchaser in accordance with this Agreement;

(p) the shareholders registry of the Company;

(q) resignation letters of the directors of the Company;

(r) evidence reasonably satisfactory to Purchaser that the Corporate Split has been completed, including, if available, a certified copy of the corporate registration showing the completion of the Corporate Split together with such other evidence Purchaser reasonably requests in connection with the Corporate Split;

(s) original share certificates of the Company (if any have been issued since the date of incorporation of the Company);

(t) a certificate under Section 1445(a) of the Code from Seller, in form and substance reasonably satisfactory to Purchaser, certifying, under the penalties of perjury, that Seller is, for U.S. federal income tax purposes, not a foreign person;

(u) payoff and termination letters with respect to each of the letters of credit or bank guarantees listed on Schedule 4.02(u);

(v) the books and records referred to in Section 7.03(a); and

(w) any other certificates or documents that may be reasonably requested by Purchaser.

Section 4.03. Deliveries by Purchaser. On the Closing Date, Purchaser shall deliver or cause to be delivered to Seller the following items, duly executed to the extent applicable by Purchaser and the Affilate(s) of Purchaser that are party thereto:

(a) the Closing Cash Consideration as set forth in Section 3.01(a)(i);

(b) the Assignment and Assumption Agreement;

(c) the Intellectual Property Assignment and License Agreement;

(d) the TANCO Supply Agreement;

(e) the GAM Supply Agreement;

(f) the Transition Services Agreement;

(g) the Contingent Payment Agreement;

(h) the U.S. Promissory Notes;

(i) the Japan Promissory Notes;

(j) the Guaranty and Security Agreement;

(k) the Japan Security Agreement;

(l) the Parent Guarantee;

(m) the Washington University Sub-license;

(n) a certificate, dated as of the Closing Date, signed by an executive officer of Purchaser certifying as to the satisfaction of the conditions specified in Sections 11.03(a) and 11.03(b); and

(o) any other certificates or documents that may be reasonably requested by Seller.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as otherwise set forth in the Disclosure Schedule, Seller represents and warrants to Purchaser as follows, provided, however, that, where a representation and warranty expressly relates to the Company, such representation and warranty is made only at the Closing Date:

Section 5.01. Organization, Power and Authorization; Binding Effect.

(a) Organization and Power. Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Selling Affiliate is duly organized and validly existing under the Laws of Japan. As of the Closing Date, the Company is duly authorized and validly existing under the laws of Japan. Seller has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to cause Selling Affiliate to act in accordance with this Agreement.

(b) Authorization. This Agreement has been duly authorized, executed and delivered by Seller and no additional proceedings on the part of Seller, the Selling Affiliate or the Company are necessary to authorize the consummation of this Agreement or the transactions contemplated hereby.

(c) Capitalization. As of the Closing Date, all of the authorized and outstanding capital stock of the Company shall be directly owned by the Selling Affiliate. As of the Closing Date, the Shares have been duly authorized and validly issued in compliance with applicable legal requirements and free of any Lien. There are no options, warrants or other rights held by any Person to purchase any equity interest in the Company, and there are no debt, equity or other instruments that may be converted into or otherwise exchanged for any equity interest in the Company. The Company has not carried on any business other than the Corporate Split and does not have any assets or liabilities other than those relating to the Corporate Split.

(d) Binding Effect. This Agreement constitutes, and the Transition Services Agreement, Washington University Sub-license and Transfer Documents will constitute when executed and delivered by the parties thereto, valid and binding agreements of Seller and the Selling Affiliate, and any other Affiliate of Seller or the Selling Affiliate party thereto, as applicable, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 5.02. Consents and Approvals. Except as set forth on Schedule 5.02 or as required by the HSR Act or any applicable Competition Law, the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not require Seller or the Selling Affiliate or the Company to obtain any consent, approval, waiver or authorization from, or to give any notice or filing to, any Governmental Authority or other Person, other than where the failure to obtain such consent, approval, waiver or authorization, or to give or make such notice or filing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or materially impair or delay the ability of Seller and the Selling Affiliate to effect the Closing.

Section 5.03. Noncontravention. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) violate the Organizational Documents of Seller or the Selling Affiliate, (b) assuming compliance with the matters referred to in Section 5.02, violate any applicable Law, (c) conflict with, result in a breach of or constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller or the Selling Affiliate or the Company in relation to the Business or to any loss of any benefit to which any of them is entitled under, any provision of any third-party (non-Affiliate) Contract binding upon Seller or the Selling Affiliate with respect to the Business (in any such case, whether after the giving of notice or lapse of time or both), or (d) result in the creation or imposition of any Lien upon the Purchased Assets, other than, in the case of clauses (b), (c) and (d), any violation, conflict, breach, default, termination, cancellation, acceleration, loss or Lien that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or materially impair or delay the ability of Seller and the Selling Affiliate to effect the Closing.

Section 5.04. Information Provided. To the Knowledge of the Seller, all information with respect to the compliance of Seller and the Selling Affiliate in connection with the Business with the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative Tantalum Validation protocol (the “Protocol”) as it applies to the Business is true and correct in all material respects.

Section 5.05. Title to Purchased Assets; Sufficiency. Seller, the Selling Affiliate or the Company has good and marketable title to, or a valid leasehold interest in, each of the Purchased Assets and all assets of the Japan Business transferred from the Selling Affiliate in accordance with the Corporate Split Agreement (the “Japan Assets”) (respectively), free and clear of all Liens other than Permitted Liens. Except for the services to be provided under the Transition Services Agreement, (a) the Purchased Assets and the Japan Assets constitute all of the property and assets of Seller and the Selling Affiliate which are necessary to operate the Business as currently conducted in all material respects. As at Closing, the Company will have good and marketable title to, or a valid leasehold interest in, each of the Japan Assets, free and clear of all Liens other than Permitted Liens. The Seller and Selling Affiliate have not parted with the ownership, possession or control of, or disposed or agreed to dispose of, or granted or agreed to grant any option or right of pre-emption in respect of, or offered for sale, its estate or interest in any of the Purchased Assets or Japan Assets (as applicable) except (in the case of inventory only) in the ordinary course of trading of the U.S. Business or Japan Business (as applicable) and (in the case of the Japan Assets only) by way of transfer to the Company in accordance with the Corporate Split.

Section 5.06. Financial Statements. Schedule 5.06 contains a copy of: (i) the audited balance sheets of the Business as of September 30, 2010 and September 30, 2009, and the

audited statements of operations and cash flows of the Business for the fiscal years ending September 30, 2010, September 30, 2009 and September 30, 2008, together with the notes thereto, and (ii) the unaudited balance sheet of the Business as of June 30, 2011 (the “Latest Balance Sheet”) and the related unaudited statements of operations and cash flows of the Business for the nine (9) month period then ended ((i) and (ii), collectively, the “Financial Statements”). The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP (except with respect to the unaudited financial statements for normal year-end adjustments and the lack of footnotes thereto) and present fairly, in all material respects, the combined financial position of the Business as of the dates thereof and its combined results of operations and cash flows for the periods then ended.

Section 5.07. Absence of Certain Changes. Except as otherwise required or permitted by this Agreement, since the Balance Sheet Date, (a) the Business has been conducted only in the ordinary course, (b) there has been no material deterioration in the turnover or financial position of the Business and (c) there has not been any event, occurrence or development that (i) if it occurred after the date of this Agreement (and was not set forth on Schedule 7.02(a) or consented to by Purchaser), would violate the covenants of Seller set forth in Section 7.02 or (ii) individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

Section 5.08. Litigation; Compliance with Law.

(a) Except as set forth on Schedule 5.08(a), there are no Proceedings pending or, to the Knowledge of Seller, threatened against Seller, the Selling Affiliate or the Company with respect to the Business other than those that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) Except as set forth on Schedule 5.08(b), the Company, the Business, the Selling Affiliate and Seller, in connection with the Business, are and have been at all times since September 1, 2009 in compliance in all material respects with all applicable Laws material to the operation of the Business.

(c) All Permits necessary to operate the Business, as currently conducted, in compliance with all applicable Laws are listed on Schedule 5.08(c). The Company, the Business, Seller and the Selling Affiliate, as applicable, possess and are in compliance in all material respects with all Permits necessary for the conduct of the Business as currently conducted.

(d) There are no Proceedings pending or, to the Knowledge of Seller, threatened, and neither Seller nor the Selling Affiliate are aware of any circumstances, that would reasonably be likely to result in the revocation, cancellation or suspension of any Permits necessary to operate the Business as currently conducted, except such Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Nothing in this Section 5.08(d) is intended to address any issue as to compliance with Law that is specifically addressed by the representations and warranties set forth in Sections 5.10(b), 5.12(d) or 5.13.

Section 5.09. Contracts.

(a) List. Schedule 5.09(a) sets forth a list, as of the date of this Agreement, that includes: (i) each written third-party (non-Affiliate) Contract related to the Business to which Seller or the Selling Affiliate or the Company is a party or by which any of the Purchased Assets is bound that, in either case, involves the payment of more than US$500,000 per year or which is otherwise material to the Business; and (ii) each written third-party (non-Affiliate) Contract related to the Business which materially limits Seller’s or the Selling Affiliate’s or the Company’s freedom to engage in or compete with any Person or in any geographic area.

(b) Status. Except as set forth on Schedule 5.09(b), to the Knowledge of Seller, each Contract as listed on Schedule 5.09(a) is a valid and binding agreement and is in full force and effect and no notice of termination under, or notice of an election not to extend the term of, any such Contract has been given or received. None of Seller, the Selling Affiliate, the Company or, to the Knowledge of Seller, any other party thereto is in default or breach under the terms of any such Contract and no threat or claim of any such default has been made and is outstanding, excluding such defaults or breaches which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 5.10. Real Property.

(a) Schedule 5.10(a) sets forth a complete list of (i) all material real property and interests in real property relating to or used in connection with the Business that are owned by Seller, the Selling Affiliate or the Company (individually, an “Owned Property” and, collectively, the “Owned Properties”), and (ii) all leases of real property relating to or used in connection with the Business to which Seller, the Selling Affiliate or the Company is a party involving annual payments in excess of US$500,000 or which are otherwise material to the Business (including, for the avoidance of doubt, any leases in respect of offsite storage facilities currently used in connection with the Business) (individually, a “Real Property Lease” and, collectively, the “Real Property Leases” and, together with the Owned Properties, referred to herein individually as a “Seller Property” and collectively as the “Seller Properties”). The Seller Properties comprise all of the real property used in connection with the operation of the Business. With respect to each Owned Property, (i) Seller, the Company or the Selling Affiliate has good and indefeasible fee simple title to such Owned Property, free and clear of all Liens of any nature whatsoever other than Permitted Liens, (ii) except as set forth on Schedule 5.10(a), none of the Seller, the Company or the Selling Affiliate has leased or otherwise granted to any Person the right to use or occupy such Owned Property or any portion thereof and (iii) other than the rights of Purchaser pursuant to this Agreement, none of the Seller, the Selling Affiliate or the Company has granted any, and to the Knowledge of Seller there are no, outstanding options, rights of first offer or rights of first refusal to purchase such Owned Property or any portion thereof or interest therein. To the Knowledge of Seller, none of the Seller, the Company or the Selling Affiliate has received any written notice of any default or event that with notice or lapse of time, or both, would constitute a default by Seller, the Company or the Selling Affiliate under any of the Real Property Leases, which default or event has not been cured.

(b) Compliance. To the Knowledge of Seller, the real property listed on Schedule 5.10(a), and its continued use, occupancy and operation as currently used, occupied and operated, complies with all applicable building, zoning, subdivision and other land use and similar Laws with only such exceptions, individually or in the aggregate, as would not reasonably be expected to materially impair the continued use, occupancy and operation of such real property in connection with the Business as currently used and operated. Nothing in this Section 5.10(b) is intended to address any issues as to compliance with Environmental Laws, which are specifically addressed by the representations and warranties set forth in Section 5.13.

(c) Access and Egress. To the Knowledge of Seller, the means of access to and egress from the real property set forth on Schedule 5.10(a) (including the means of escape in case of emergency) are over either roads which have been adopted by the local authority and are maintainable at public expense or roads in respect of the use of which Seller and the Selling Affiliate and those deriving title under it to that real property have a permanent legal easement free from onerous or unusual conditions.

(d) Services. Each real property set forth on Schedule 5.10(a) is served by drainage, potable water, electricity and gas services sufficient for the operation or the Business as currently conducted.

(e) Improvements. All material improvements, buildings, structures, fixtures, building systems and equipment, and all components thereof (the “Improvements”), included in the Seller Property are in good condition and repair sufficient for the operation of the Business as currently conducted.

(f) Condemnation. There is no condemnation, expropriation or other proceeding in eminent domain pending or, to the Knowledge of Seller, threatened, affecting any Seller Property or any portion thereof or interest therein.

Section 5.11. Intellectual Property.

(a) List. Schedule 5.11(a) contains a complete and accurate list of (i) all Intellectual Property (including all Patents, Trademarks, Copyrights and Domain Names) which are material to the Business, which are Registered and which are owned by Seller, the Selling Affiliate or the Company (as the case may be), (such Intellectual Property, together with all Intellectual Property which is material to the Business, which is not Registered and which is owned by Seller, the Selling Affiliate or the Company (as the case may be), collectively, the “Owned Intellectual Property”) and (ii) all agreements which are material to the Business (other than any agreements granting rights to use commercially available software and non-disclosure agreements granted in the ordinary course of business) under which Seller, the Selling Affiliate or the Company (as the case may be) are licensed or otherwise permitted to use the Intellectual Property of any third party (such Intellectual Property, together with the Intellectual Property that Seller, the Selling Affiliate or the Company (as the case may be) are licensed or otherwise permitted to use under agreements granting rights to use commercially available software and non-disclosure agreements granted in the ordinary course of business, collectively, the “Licensed Intellectual Property”) (the Owned Intellectual Property, together with the Licensed Intellectual Property, collectively, the “Acquired Intellectual Property”).

(b) Except as set forth in Schedule 5.11(b), none of the Seller, the Company or the Selling Affiliate has licensed any Acquired Intellectual Property material to the Business to any third party other than pursuant to agreements with customers granted in the ordinary course of business and non-disclosure agreements granted in the ordinary course of business. Seller, the Selling Affiliate and the Company (as the case may be), and, to the Knowledge of Seller, all of their respective subcontractors, sub-licensees and counter-parties are in compliance in all material respects with all the agreements and licenses set forth in Schedule 5.11(a) and Schedule 5.11(b).

(c) Except as set forth in Schedule 5.11(c), to the Knowledge of Seller, no Person (other than Seller, the Company and the Selling Affiliate) has a right to receive a royalty or similar payment with respect to any Owned Intellectual Property. Schedule 5.11(b) contains a complete and accurate list of all licenses and other agreements (other than agreements with customers granted in the ordinary course of business) pursuant to which Seller, the Selling Affiliate or the Company (as the case may be) has a right to receive a royalty or similar payment with respect to any Acquired Intellectual Property material to the Business.

(d) Except pursuant to the agreements set forth in Schedule 5.11(b), agreements with customers granted in the ordinary course of business and non-disclosure agreements granted in the ordinary course of business, no Person (including any independent contractors or sub-licensees) other than Seller, the Company or the Selling Affiliate holds any rights in, or licenses to produce, support, maintain, modify, distribute, license, sub-license, sell, use in development or otherwise use, any of the Owned Intellectual Property material to the Business.

(e) Except as set forth in Schedule 5.11(e), no university, military, educational institution, research center, Governmental Authority, or other organization has sponsored research and development conducted in connection with the Business or has any claim of right to, ownership of or other Lien on any Owned Intellectual Property, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(f) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, Seller, the Company and the Selling Affiliate have taken reasonable steps to protect their rights in the Acquired Intellectual Property (including reasonable steps to (1) use all patent, trademark, copyright, confidential, proprietary, and other intellectual property notices and legends prescribed by law, (2) execute appropriate confidentiality agreements with all officers, directors, employees and other Persons with access to Trade Secrets or other proprietary information included in the Acquired Intellectual Property and (3) establish, follow and cause all officers, directors, employees and other Persons with access to Trade Secrets and other proprietary information in the Acquired Intellectual Property to follow internal procedures for protecting the confidentiality thereof) and, to the Knowledge of Seller, no such rights have been lost, or are reasonably expected to be lost, through failure to act by Seller, the Company or the Selling Affiliate.

(g) Status. To the Knowledge of Seller: (i) no Product (or component thereof or process) used, sold or manufactured by Seller, the Company or the Selling Affiliate infringes or otherwise violates the valid and enforceable Patents of any other Person; and (ii) there are no restrictions that would materially impair the use of the Acquired Intellectual Property in connection with the Business as currently conducted, and the use of the Acquired Intellectual Property in connection with the Business as currently conducted does not infringe upon or otherwise violate the Intellectual Property of any other Person.

(h) Except as set forth in Schedule 5.11(h), there is no Proceeding pending and served upon Seller, the Company or the Selling Affiliate or, to the Knowledge of Seller, threatened, nor is any investigation pending or, to the Knowledge of Seller, threatened, with respect to, and to the Knowledge of Seller, none of Seller, the Company or the Selling Affiliate has been notified of, any possible violation of, conflict with or infringement of, the Intellectual Property of any Person by Seller, the Company or the Selling Affiliate or by any of their Products or services provided in connection with the Business and, to the Knowledge of Seller, no valid basis for any pending suits, claims, actions, or proceedings exists. Except as set forth in Schedule 5.11(h), no Proceedings are pending and served upon Seller, the Company or the Selling Affiliate or, to the Knowledge of Seller, have been threatened against Seller, the Company or the Selling Affiliate that challenge the validity, ownership or use of any Acquired Intellectual Property and, to the Knowledge of Seller, no Person is infringing upon the Acquired Intellectual Property. Except as set forth in Schedule 5.11(h), there are no Proceedings raised or served or under active investigation by Seller or the Selling Affiliate against any third party (including any customer of Seller or the Selling Affiliate) related to the Acquired Intellectual Property, including but not limited to any Proceedings regarding ownership or use of the Acquired Intellectual Property.

(i) No Inventions. As of the date of this Agreement, to the Knowledge of Seller, neither Seller nor the Selling Affiliate holds any Intellectual Property rights (other than the Intellectual Property rights in the Acquired Intellectual Property), or engages in or contributes to the research, development or acquisition of Intellectual Property rights, which rights are, or are intended to contribute to the invention or development of products, processes or improvements which are, competitive with the Business or Products or intended to serve as substitutes for Products or processes that are the subject of the Acquired Intellectual Property.

Section 5.12. Employee Plans.

(a) Identification. Schedule 5.12(a) sets forth a true and complete list of each Employee Plan.

(b) Documentation. Copies of the following materials have been delivered or made available to Purchaser with respect to each Employee Plan (in each case if applicable): (i) the current plan document, (ii) the most recent determination letter or opinion letter issued by the IRS and (iii) the current summary plan description and most recent annual report.

(c) U.S. Plan Qualification. Each U.S. Employee Plan intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified, and each trust created thereunder has been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code, and to the Knowledge of Seller, nothing has occurred since the date of any such determination that could reasonably be expected to give the IRS grounds to revoke such determination.

(d) Compliance. (i) Seller and the Selling Affiliate and the Company are in compliance in all material respects with all provisions of Laws applicable to the Employee Plans and (ii) each Employee Plan is being operated in compliance in all material respects with its terms.

(e) Certain Types of Plans. Except as set forth on Schedule 5.12(e), no U.S. Employee Plan is a “defined benefit plan” as defined in Section 3(35) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” as defined in Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(f) Parachute Payments. Except as set forth on Schedule 5.12(f), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with another event) will (i) result in any payment becoming due to any Business Employee, (ii) increase any benefits otherwise payable under any Employee Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Employee Plan. None of the compensation payable under any Employee Plan will constitute an “excess parachute payment” under Section 280G of the Code by reason of the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event).

Section 5.13. Environmental Matters.

(a) Except as set forth on Schedule 5.13(a):

(i) the Company, the Business, the Selling Affiliate and Seller, in connection with the Business, are currently, and have been at all times since September 1, 2009, in compliance in all material respects with all applicable Environmental Laws and all Permits required pursuant to Environmental Laws;

(ii) a list of all Permits required for the Business and for the Purchased Assets pursuant to Environmental Laws is set forth on Schedule 5.08(c);

(iii) none of Seller, the Company or the Selling Affiliate is a party to any pending Environmental Claim regarding the Business or the Purchased Assets or has received written notice of any threatened Environmental Claim regarding the Business or the Purchased Assets;

(iv) to the Knowledge of Seller, there are no facts, circumstances or conditions that would reasonably be expected to form the basis of any Environmental Claim against or affecting the Business that would reasonably be expected to result in Losses in excess of $500,000;

(v) none of Seller, the Company or the Selling Affiliate has entered into or is subject to any outstanding ruling, injunction, judgment, decree or other order (whether preliminary, temporary or permanent) under any Environmental Law regarding the Business or the Purchased Assets;

(vi) there has not been a Release in, on, at, under or from any Owned Property or any property currently leased or operated by Seller, the Company or the Selling Affiliate in connection with the Business that would reasonably be expected to require investigation or remediation under any Environmental Law that would reasonably be expected to result in Losses in excess of $100,000; and

(vii) Seller has provided to Purchaser true and complete copies of all material environmental audits, reports and assessments related to the past or current operations and any Seller Properties, in each case, which are in its possession or under its reasonable control.

(b) Limitation. Notwithstanding any other representation or warranty contained in this Agreement, the representations and warranties contained in this Section 5.13 constitute the sole and exclusive representations and warranties of Seller relating to the Environment, Environmental Laws, Environmental Liability, Environmental Claims, Permits issued pursuant to Environmental Laws, Special Environmental Liabilities, Retained Environmental Liabilities, Releases or Hazardous Materials.

Section 5.14. Labor Matters.

(a) Business Employees. Schedule 5.14(a) sets forth all (i) Business Employees and (ii) contractors whose engagement is material to the Business, engaged in the Business as of the date hereof, including for each such Business Employee or contractor, as applicable: name, job title, work location, current compensation or contractor fee paid or payable and, where applicable, visa and greencard application status.

(b) Events. During the twenty-four (24) months ending on the date of this Agreement, neither Seller nor the Selling Affiliate has experienced any labor strike, work stoppage or slowdown, lockout or similar labor disputes, unfair labor practice charges, arbitrations, material grievances, unfair employment practice charges or complaints, or other material claims or complaints with respect to any Business Employee, and, to the Knowledge of Seller, no such event is threatened against Seller or the Selling Affiliate as of the date of this Agreement with respect to any Business Employee. No labor organization or group of Business Employees has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation presently pending or, to the Knowledge of Seller, threatened to be brought or filed with the National Labor Relations Board or other labor relations tribunal. There is no organizing activity involving the Business Employees pending, or to the Knowledge of Seller, threatened by any labor organization or group of Business Employees.

(c) Compliance. The Company, the Business, and Seller and the Selling Affiliate with respect to the Business, are in compliance in all material respects with all laws governing the employment of labor, including but not limited to, all contractual commitments and all such laws relating to wages, hours, collective bargaining, discrimination, immigration, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security and similar taxes.

(d) Agreements. Schedule 5.14(d) sets forth each collective bargaining agreement with any labor organization that may apply to any Business Employee.

Section 5.15. Finders’ Fees. Except for Goldman, Sachs & Co. and JPMorgan Chase & Co., whose fees will be paid by Seller, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller, the Company or the Selling Affiliate that might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 5.16. Furniture and Equipment.

(a) Furniture and Equipment. Each material item of Furniture and Equipment is in good repair and condition (subject to fair wear and tear), is in satisfactory working order and has been properly serviced and maintained as needed by the Business.

(b) R&D. The Excluded Assets do not contain any items of research and development which are material to the Business.

Section 5.17. Taxes.

(a) (i) All Tax Returns required to be filed by or with respect to Seller, the Selling Affiliate or the Company in connection with the Purchased Assets have been duly and timely filed; (ii) all such Tax Returns are true, complete and correct in all material respects; (iii) all Taxes owed by Seller, the Selling Affiliate or the Company, or for which Seller, the Selling Affiliate or the Company is liable, in connection with the Purchased Assets, that are or have become due and payable on or prior to the Closing Date have been timely paid in full except to the extent disputed in good faith by appropriate proceedings; and (iv) there are no Liens on any of the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any Tax.

(b) There has been no claim asserted in writing by any Governmental Authority against Seller, the Selling Affiliate or the Company in connection with the Purchased Assets for any unpaid Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing by any Governmental Authority with respect to any Tax Return of or with respect to Seller, the Selling Affiliate or the Company in connection with the Purchased Assets. No Tax audits or administrative or judicial proceedings are being conducted, are pending or have been threatened in writing by any Governmental Authority with respect to Seller, the Selling Affiliate or the Company in connection with the Purchased Assets.

(c) Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

Section 5.18. Insurance. Schedule 5.18 sets forth a true, correct and complete list of all insurance policies of Seller and the Selling Affiliate related to the Business. Each such insurance policy is in full force and effect. All premiums with respect to such insurance policies have been paid on a timely basis, and no notice of cancellation or termination has been received with respect to any such policy. There are no pending claims against any such insurance policy by Seller or the Selling Affiliate as to which the insurer has denied coverage or otherwise reserved rights. The insurance coverage of Seller and the Selling Affiliate is reasonable in relation to the

Business and is consistent with standard industry practice. Neither the Seller nor the Selling Affiliate has been refused any insurance with respect to the Business, nor has such coverage been limited, by any insurance carrier to which it has applied for such insurance.

Section 5.19. Products. None of Seller, the Selling Affiliate or the Company has received any written notice of any, and to the Knowledge of Seller there is no, pending or threatened Proceeding by any Governmental Authority or any other Person before any Governmental Authority alleging any defect in any Product or alleging any failure to warn by the Business or any breach of warranty or alleging death, personal injury or other injury to persons or property damages relating to or arising out of, directly or indirectly, use of or exposure to any Product (or any component thereof) sold, or services performed, by the Business, and there has not been, within the past three (3) years, any product recall conducted with respect to any Product, in each case, which resulted, or would reasonably be expected to result in, liabilities or costs in excess of $100,000.

Section 5.20. Customers and Suppliers. Schedule 5.20 sets forth a true and correct list of (a) the ten largest customers of the Business and (b) the ten largest suppliers of the Business, in each case, during the year ended September 30, 2010. Except as disclosed on Schedule 5.20, to the Knowledge of Seller, no customer or supplier listed on Schedule 5.20 has canceled or otherwise terminated its relationship with the Business, or decreased or limited its purchases from or sales to the Business, in each case, in such a manner as would materially adversely affect the operations of the Business.

Section 5.21. Prohibited Payments. Neither Seller in connection with the Business, nor the Selling Affiliate, nor the Company, nor any of their respective directors, officers or employees, nor, to the Knowledge of Seller, any of their respective agents, distributors or any other Persons associated with or acting on behalf of Seller in connection with the Business, the Selling Affiliate or the Company has (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) or Japanese equivalent, violated or is in violation of any other equivalent or similar applicable Law enacted in any jurisdiction or (iii) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value for the purpose of influencing any act or decision of such payee, inducing such payee to do or omit to do anything in violation of his lawful duty, securing any improper advantage or inducing such payee to use his influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality (any such payment, a “Prohibited Payment”). Neither Seller in connection with the Business, nor the Selling Affiliate, nor the Company, nor any of their respective directors, officers, employees, significant shareholders, subsidiaries or Affiliates, nor, to the Knowledge of Seller, any of their respective agents, distributors or any other Persons associated with or acting on behalf of Seller in connection with the Business, the Selling Affiliate or the Company, has been subject to any investigation by any Governmental Authority with regard to any actual or alleged Prohibited Payment or violation of any applicable anti-corruption Law. No directors, officers, employees or agents of the Business are government officials.

Section 5.22. Sanctions. Neither Seller in connection with the Business, nor the Selling Affiliate, nor the Company, nor any of their respective directors, officers or employees, nor, to the Knowledge of Seller, any of their respective agents, distributors or any other Persons associated with or acting on their behalf or on behalf of the Business, directly or indirectly, (i) has conducted or conducts any business with any government or Governmental Authority, Person, entity or project that is subject to any sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”), the U.S. Department of State, the United Nations, the European Union or the government of Japan (collectively, “Sanctions”) or (ii) has violated or is in violation of, or has been or is subject to, any government investigation with respect to any Sanctions.

Section 5.23. Related Party Transactions. Except as set forth on Schedule 5.23, following the consummation of the transactions contemplated hereby, neither Seller nor any of its controlled Affiliates will (a) own, directly or indirectly, on an individual or joint basis, any material interest in any customer, competitor or supplier of the Business, or any organization that is a party to any Assigned Contract, or (b) be a party to any Assigned Contract.

Section 5.24. Corporate Split. As at the Closing Date, the Corporate Split has been completed in accordance with the Corporate Split Agreement in all respects.

Section 5.25. Non-Tantalum Inventory. As of the Closing, the Purchased Assets and the Japan Assets, in the aggregate, will include all Non-Tantalum Inventory necessary to operate the Business as currently conducted.

Section 5.26. No Other Representations or Warranties. Except for the representations and warranties of Seller expressly set forth in this Article V (as modified by the Disclosure Schedule), neither Seller nor any other Person makes any other express or implied representation or warranty on behalf of Seller with respect to Seller, the Selling Affiliate, the Company, the Business, the Purchased Assets, the Assumed Liabilities, the Japan Assets, the liabilities to be assumed by the Company in accordance with the Corporate Split (the “Japan Liabilities”) or the transactions contemplated by this Agreement, including, without limitation, any implied warranties of merchantability or implied warranties of suitability or fitness for a particular purpose, any warranty, express or implied, as to the physical condition of any Purchased Asset or Japan Asset, any warranty regarding any financial projections or other forward-looking statements or the future profitability or success of the Business or the collectibility of any accounts receivable, in each case relating to the Shares, the Purchased Assets, the Japan Assets or the Business.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

Section 6.01. Organization, Power and Authorization; Binding Effect.

(a) Organization and Power. Purchaser has been duly organized, is validly existing and is in good standing under the Laws of Australia and has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. Guarantor has been duly organized, is validly existing and is in good standing under the Laws of Australia and has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.

(b) Authorization. This Agreement has been duly and validly authorized, executed and delivered by Purchaser and Guarantor and no additional proceedings on the part of Purchaser or Guarantor are necessary to authorize the consummation of this Agreement or the transactions contemplated hereby.

(c) Binding Effect. This Agreement constitutes a valid and binding agreement of Purchaser and Guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 6.02. Consents and Approvals. Except as set forth in Schedule 6.02 or as required by the HSR Act or any applicable Competition Law, the execution, delivery and performance by Purchaser and Guarantor of this Agreement and the consummation of the transactions contemplated hereby do not require Purchaser or Guarantor to obtain any consent, approval, waiver or authorization from, or to give any notice or filing to, any Government Authority or other Person, other than where the failure to obtain any such consent, approval, waiver or authorization, or to give or make such notice or filing, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on, or to materially impair or delay, the ability of Purchaser or Guarantor to effect the Closing.

Section 6.03. Noncontravention. The execution, delivery and performance by Purchaser and Guarantor of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) violate the Organizational Documents of Purchaser or Guarantor, (b) assuming compliance with the matters referred to in Section 6.02, violate any applicable Law, or (c) conflict with, result in a breach of or constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Purchaser or Guarantor or to any loss of any benefit to which it is entitled under, any provision of any Contract binding upon Purchaser or Guarantor (in any such case, whether after the giving of notice or lapse of time or both) other than, in the case of clauses (b) and (c), any violation, conflict, breach, default, termination, cancellation, acceleration or loss that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on, or to materially impair or delay, the ability of Purchaser or Guarantor to effect the Closing.

Section 6.04. Litigation. There is no action, suit, investigation or proceeding pending or, to the Knowledge of Purchaser, threatened against Purchaser or Guarantor or any of their properties before any Governmental Authority that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 6.05. Financial Ability to Perform. Attached hereto as Exhibit P are true and complete copies of one or more firm commitment letters (the “Commitment Letters”) evidencing that Purchaser will have sufficient funds available to make timely payment of the Initial Purchase Price, any expenses incurred by Purchaser in connection with the transactions contemplated by this Agreement and any other amounts to be paid by Purchaser in connection herewith. Such Commitment Letters have been duly and validly authorized and delivered by Purchaser and the counterparties thereto and are in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of such financing contemplated by the Commitment Letters except as expressly set forth therein. Purchaser has accepted the fee letter referenced in the Commitment Letters. The Commitment Letters may not be modified in any material respect without the consent of Seller. Purchaser’s obligations hereunder are not subject to any conditions regarding Purchaser’s ability to obtain financing for the consummation of the transactions contemplated herein.

Section 6.06. Finders’ Fees. Except for any fees which will be paid by Purchaser or Guarantor, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser or Guarantor who might be entitled to any fee or commission from Seller or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 6.07. Condition of the Business. Purchaser acknowledges that Purchaser and Guarantor have conducted to their satisfaction their own independent investigation of the Purchased Assets and the Business and, in making the determination to proceed with the transactions contemplated by this Agreement, Purchaser and Guarantor have relied on the results of their own investigation. Purchaser acknowledges that all other representations and warranties that Seller or anyone purporting to represent Seller gave or might have given, or which might be provided or implied by applicable Law or commercial practice, with respect to the Purchased Assets or the Business, are hereby expressly excluded. Purchaser acknowledges that neither Seller nor any other Person on Seller’s behalf has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Purchased Assets, the Japan Assets, the Business or the transactions contemplated by this Agreement not expressly set forth in Article V.

ARTICLE VII

COVENANTS OF SELLER

Section 7.01. Corporate Split Procedure. From the date hereof until the Closing Date, Seller shall, and shall cause the Selling Affiliate to take all steps reasonably necessary to carry out and implement the Corporate Split in accordance with the terms set forth in the Corporate Split Agreement. Seller or the Selling Affiliate shall obtain Purchaser’s prior written consent in each instance to effectuate any revisions to the Corporate Split Agreement, which consent Purchaser shall not unreasonably withhold.

Section 7.02. Conduct of the Business.

(a) From the date hereof until the Closing Date, except as set forth on Schedule 7.02(a), Seller shall, and shall cause the Selling Affiliate to, conduct the Business in the ordinary course of day-to-day conduct of the Business including in relation to the nature, scope or manner of conducting the Business and shall deal with the payment of creditors and collection of debtors of the Business in accordance with the policies which have been applied during the financial period ended on the Balance Sheet Date. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except (w) as required by applicable Law,

(x) as set forth on Schedule 7.02(a), (y) as contemplated by this Agreement, and (z) as may be consented to by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), Seller shall not, and shall not permit the Selling Affiliate to, do any of the following in connection with the Business:

(i) sell, lease, license or otherwise dispose of any Purchased Assets, Shares or Japan Assets except in any such case (A) pursuant to existing Contracts or (B) otherwise in the ordinary course of business;

(ii) approve or commit to make any new capital expenditures that are not provided for in the approved budget as disclosed in Schedule 7.02(a)(ii), other than any capital expenditures made in order to comply with applicable health, safety, Environmental or other Laws or the Business’s health, safety and environmental policies;

(iii) cancel or compromise any material debt or claim or waive or release any material right of Seller or the Selling Affiliate or the Company that constitutes a Purchased Asset or Japan Asset, except with respect to trade debts in the ordinary course of business that does not exceed in aggregate $250,000 in value;

(iv) grant a material compensation increase (including cash-based and equity-based compensation) to any Business Employee (other than merit or cost of living increases in the ordinary course of business consistent with past practice) or modify or amend any Employee Plan in any way that materially increases the amount of the liability attributable to Seller or the Selling Affiliate in respect of any Business Employee under such Employee Plan;

(v) subject any of the Purchased Assets or Japan Assets to any Lien, except for Permitted Liens;

(vi) enter into, terminate or materially modify any labor or collective bargaining agreement;

(vii) with respect to the Business, (A) extend an offer of employment to or hire any person or (B) amend the terms and conditions of employment or pension benefits of any employee in a manner which is material in the context of the total remuneration package of such employee, in either case other than where the total remuneration payable in connection with such employment does not exceed US$75,000 (or its equivalent) or with the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed; provided that Seller or the Selling Affiliate may replace a retiring employee or employee on sick or disability leave with another employee or consultant on substantially similar terms to such employee;

(viii) incur any indebtedness for money borrowed from an unaffiliated third party;

(ix) enter into, continue or solicit discussions or negotiations with, or provide any information to or otherwise assist, any third party who may be interested in acquiring, directly or indirectly, the Business or any material part of it;

(x) enter or offer to enter into any contract that involves the payment of more than US$500,000 per year or is otherwise material to the Business (other than as a result of the acceptance of any existing tender) except where such contract permits assignment to Purchaser either without consent or if only with consent then on terms that such consent cannot be unreasonably withheld, conditioned or delayed;

(xi) permit any of its insurances to lapse, without renewal on usual and comparable terms, or do anything which would make any policy of insurance void or voidable;

(xii) except as otherwise permitted pursuant to Section 7.02(a), take any action that would materially adversely affect the rights of Seller or its Affiliates in the Acquired Intellectual Property in any material respect; or

(xiii) agree to do anything prohibited by this Section 7.02(a).

(b) From the date hereof until the Closing Date, except as set forth in Schedule 7.02(a), Seller shall, and shall cause the Selling Affiliate to:

(i) maintain the Seller Properties, including all Improvements, in substantially the same condition as of the date of this Agreement, ordinary wear and tear excepted, and not demolish or remove any of the existing Improvements;

(ii) not make or agree to any material alteration to any of the Assigned Contracts; and

(iii) keep Purchaser informed as to all material developments in the operation of the Business.

Section 7.03. Access.

(a) From the date hereof until the Closing Date or the earlier termination of this Agreement in accordance with its terms, subject to the confidentiality obligations of Purchaser set forth herein and in the Confidentiality Agreement, and subject to the limitations set forth in Section 7.03(b), Seller shall (i) give Purchaser and Purchaser’s Representatives reasonable access, during normal business hours and upon reasonable advance notice, to the offices, properties, and books and records of Seller, the Company and the Selling Affiliate to the extent relating to the Business (which books and records shall include, without limitation, the books and records evidencing the compliance of Seller and the Selling Affiliate with the Protocol as it applies to the Business) and (ii) furnish to Purchaser and Purchaser’s Representatives such financial and operating data and other information in Seller’s possession relating to the Business as Purchaser may reasonably request; provided, however, that neither Purchaser nor any Purchaser Representative will have the right to perform any investigative procedures that involve physical disturbance or damage to the real property of Seller or its Affiliates (including any environmental sampling or testing at such real property) or any of the other assets of the Business without Seller’s prior written consent. Any investigation pursuant to this Section 7.03 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller, the Selling Affiliate or any of their respective Affiliates.

(b) Nothing in this Agreement will impose obligations on Seller, the Selling Affiliate or any of their respective Affiliates to give Purchaser or any Purchaser Representative access to information if such access could reasonably be expected to cause Seller, the Selling Affiliate or any of their respective Affiliates to be in breach of any duty of confidence or any other duty or obligation under applicable Law (including antitrust and Competition Laws and Laws affecting privacy, personal information and the collection, handling, storage, processing, use or disclosure of data); provided, however, that Seller shall, and shall cause the Selling Affiliate and each of their respective controlled Affiliates to, (i) use reasonable efforts to obtain consent to disclose information covered by a confidentiality agreement or other duty of confidence and (ii) disclose competitively sensitive information to the Purchaser’s external legal advisers pursuant to a common interest or joint defense agreement entered into by and between Seller and Purchaser.

(c) Confirmation of Tantalum Inventory and Non-Tantalum Inventory.

(i) During the week prior to the Closing, Seller shall provide Purchaser with a copy of the report relating to its most recent physical inspection of the Business’s Tantalum Inventory and Non-Tantalum Inventory (including, for the avoidance of doubt, any Tantalum Inventory or Non-Tantalum Inventory of the Business contained in offsite storage facilities) and all relevant documentation bringing the inventory levels set forth therein forward to (A) the date of such delivery and (B) the anticipated Closing Date (such Tantalum Inventory, the “Closing Tantalum Inventory”, and such Non-Tantalum Inventory, the “Closing Non-Tantalum Inventory”). Such report shall identify and quantify in a reasonable level of detail each subcategory comprising the definition of Minimum Tantalum Inventory and Minimum Non-Tantalum Inventory and shall be accompanied by a certification of such Closing Tantalum Inventory and Closing Non-Tantalum Inventory by an executive officer of Seller.

(ii) If the Closing Tantalum Inventory is less than the Minimum Tantalum Inventory, then Seller shall, as soon as reasonably practicable but in no event later than six (6) months after the Closing Date, deliver to Purchaser an amount of Tantalum Inventory equal to:

(A) in the case of a shortfall in tantalum ore, K2TaF7 and scrap, such shortfall from a source specified as “non-conflict”; and

(B) in the case of a shortfall in any of (i) capacitor powder, work in progress and finished goods, (ii) mill work in progress, finished goods and scrap or (iii) tantalum trays, such amount of tantalum ore, K2TaF7 and scrap from a source specified as “non-conflict” as is necessary for the Business to produce the shortfall in the ordinary course, and Seller shall pay Purchaser an amount equal to the aggregate cost to the Business to produce such shortfall (calculated on the basis of the aggregate weighted average conversion cost per pound incurred by the Business to produce each type of the shortfall in the three (3) months prior to the Closing Date) from the tantalum ore, K2TaF 7 and scrap delivered by Seller.

(iii) If the Closing Non-Tantalum Inventory is less than the Minimum Non-Tantalum Inventory, then Seller shall, within five (5) Business Days after the Closing

Date, pay to Purchaser by wire transfer of immediately available funds cash in an amount equal to such shortfall calculated by reference to book value in accordance with GAAP and on a basis consistent with past practice.

Section 7.04. Restrictive Covenants.

(a) Noncompetition. For a period of three (3) years from the Closing Date, Seller shall not, and Seller shall cause Seller’s controlled Affiliates not to, directly or indirectly, without the prior written consent of Purchaser (i) produce, market, sell, lease or develop anywhere in the world any tantalum or niobium powder or fabricated products or alloys having a principal component consisting of tantalum or niobium metal or any other metal powders suitable for use in capacitor anodes and sputtering targets, (ii) induce or attempt to induce any person, who is at Closing or has been at any time within the twelve (12) months prior to Closing a supplier of goods or services to the Business, to cease to supply, or to restrict or vary the terms of supply, to the Business or (iii) do or say anything that is harmful to the reputation of the Business or that could lead a Person to cease to deal with the Business on substantially equivalent terms to those previously offered or at all (the “Competitive Activities”).

(b) Exceptions. Notwithstanding the foregoing, this Section 7.04 shall not be deemed breached as a result of the ownership by Seller or any of its controlled Affiliates of: (i) less than ten percent (10%) of any class of stock of a Person engaged, directly or indirectly, in Competitive Activities; (ii) less than ten percent (10%) of the aggregate value of all Indebtedness of a Person engaged, directly or indirectly, in Competitive Activities; or (iii) all or a portion of a Person that engages, directly or indirectly, in Competitive Activities if such Competitive Activities account for less than ten percent (10%) of such Person’s consolidated annual revenues, provided that if, at the time of Seller’s or its controlled Affiliate’s acquisition of ownership of all or a portion of such a Person, such Person derives ten percent (10%) or more of its consolidated annual revenues from Competitive Activities, then Seller or such Affiliate, as applicable, shall have twelve (12) months following such acquisition to cause to be divested a portion of such Person’s business such that, immediately following such divestiture, Competitive Activities account for less than ten percent (10%) of such Person’s consolidated annual revenues, in which case this Section 7.04 shall not be deemed breached by such ownership.

(c) Nonsolicitation. For a period of three (3) years from the Closing Date (the “Non-solicitation Period”), Seller shall not, and shall cause Seller’s controlled Affiliates (including the Selling Affiliate) not to, directly or indirectly, without the prior written consent of Purchaser, (i) solicit, influence, entice or encourage any Transferred Employee who received cash compensation from Seller or the Selling Affiliate or any other Affiliate of Seller in excess of $75,000 (or its equivalent) during 2010 or whose job title is “manager”, “director” or equivalent to cease to curtail his or her relationship with Purchaser or any of its Affiliates or (ii) hire or attempt to hire, whether as an employee, consultant or otherwise, any such Transferred Employee; provided, however, that (1) if any such Transferred Employee responds to any general public advertisement placed or general solicitation undertaken by Seller or the Selling Affiliate or any other Affiliate of Seller, such advertisement or general solicitation shall not itself constitute a breach of this Section 7.04(c) and (2) this Section 7.04(c) shall not apply to any Transferred Employee whose employment is involuntarily terminated by Purchaser or its Affiliates.

Section 7.05. Insurance.

(a) From the date of this Agreement until the Closing, Seller shall ensure that all policies of insurance relating to the Business or any of the Purchased Assets in force as of the date of this Agreement (the “Current Insurance Policies”) are kept in force. In the event that Seller shall become aware of any fact, event or circumstance (other than a fire or other casualty loss, which Seller shall address in accordance with Section 7.05(b)) arising after the date of this Agreement and prior to the Closing in respect of which a claim may be made under the Current Insurance Policies, Seller shall (i) file a claim in respect of such event or circumstance and (ii) have such claim paid prior to the Closing. In the event that such a claim is not paid prior to the Closing, Seller shall pursue payment in respect of such a claim on behalf of Purchaser and Purchaser shall have the right to receive any payment made in respect of any such claim made prior to the Closing as, when and to the extent such claim is paid.

(b) In the event any Purchased Asset that is a tangible asset is destroyed or damaged, in whole or in part, by fire or other casualty prior to the Closing, then in lieu of making a claim in accordance with Section 7.05(a), Seller may repair or replace (with similar grade and quality) such damaged asset before the Closing Date and such repaired or replaced asset shall constitute a Purchased Asset, in which case Purchaser shall not have any right, claim or title to any insurance proceeds relating to such asset.

Section 7.06. Real Property. From and after the date hereof, Seller shall, and shall cause the Selling Affiliate to, use commercially reasonable efforts to assist Purchaser in obtaining, at or prior to Closing:

(a) (i) a commitment for an ALTA Owner’s Title Insurance Policy (or other form of policy acceptable to Purchaser) for each Owned Property located in the United States (or an equivalent form of title assurance in accordance with local custom reasonably satisfactory to Purchaser for each parcel of Owned Property located outside the United States) issued by a title insurance company satisfactory to Purchaser (the “Title Company”), together with the documents referenced therein (the “Title Commitments”), and (ii) title insurance policies (which may be in the form of a mark-up of a pro forma of the Title Commitments) in accordance with the Title Commitments, insuring the Seller’s or the Selling Affiliate’s fee simple title to each Owned Property as of the Closing Date, with gap coverage from the named owner through the date of recording, in such amount as Purchaser reasonably determines to be the value of the property insured thereunder (the “Title Policies”), and including in each case an extended coverage endorsement insuring over the general or standard exceptions, ALTA Form 3.1 zoning (with parking and loading docks) and all other endorsements reasonably requested by Purchaser, in form and substance reasonably satisfactory to Purchaser;

(b) a survey for each Owned Property, dated no earlier than the date of this Agreement, prepared by a licensed surveyor satisfactory to Purchaser and conforming to 1999 ALTA/ACSM Minimum Detail Requirements for Urban Land Title Surveys, and certified to Purchaser and the Title Company, in a form reasonably satisfactory to each of such parties (the “Surveys”); and

(c) a written consent (in form and substance reasonably satisfactory to Purchaser) for the transfer of each Real Property Lease from the landlord or other party whose consent thereto is required under such Real Property Lease (the “Lease Consents”).

Purchaser and Seller shall bear all fees, costs and expenses equally with respect to obtaining the Title Commitments and Title Policies, including costs of removal of exceptions to the Title Policies.

Section 7.07. ITAR. Seller shall notify the Directorate of Defense Trade Controls (the “DDTC”) by registered mail at least 60 (sixty) days prior to the Closing of the intended sale in accordance with Section 122.4(b) of the International Traffic in Arms Regulations, 22 .C.F.R. 120-130 (“ITAR”) and within 5 (five) days after the Closing of the change in ownership in accordance with Section 122.4(a) of ITAR unless any of these notice requirements have been waived in writing by the DDTC. The Parties hereby acknowledge and agree to cooperate in good faith in addressing any concerns that DDTC may raise in connection with this Agreement and to use their respective reasonable best efforts to assure that Purchaser obtains a new ITAR registration.

Section 7.08. Confidentiality. From and after the Closing Date, for a period of three (3) years after the Closing Date, Seller agrees and agrees to cause the Selling Affiliate, to treat all confidential data, reports, records, processes, know-how and other information it has developed or has in its control or possession relating to the Business, whether or not marked as confidential or proprietary (the “Information”), as confidential and to not disclose, discuss or reveal such Information to a third party without the prior written consent of Purchaser, unless Seller or the Selling Affiliate are required by applicable Law or order of a Government Authority to disclose any such Information and Seller or Selling Affiliate have informed Purchaser of such requirement and given Purchaser a reasonable opportunity to contest such requirement or to seek a protective order or a stay of such disclosure order. Seller agrees to exercise all reasonable efforts to avoid the disclosure of such Information to any third party. The obligations in this Section 7.08 shall not apply to any portion of the Information:

(a) which is or becomes, through no act or failure on Seller’s or the Selling Affiliate’s part, published information known on a non-confidential basis; or

(b) which corresponds in substance to information hereafter furnished to Seller or the Selling Affiliate by others as a matter of right without restriction on disclosure; or

(c) which is independently developed by or on behalf of Seller or the Selling Affiliate, without knowledge of the Information.

Section 7.09. Remediation Activities.

(a) Except as set forth in Section 7.09(b), from and after the Closing, Seller shall control all remedial actions and all negotiations with any Governmental Authority or any other Person in respect to all Environmental Claims that are subject to Seller’s indemnification obligations under Section 12.03 with counsel, consultants or contractors selected by Seller (to be reasonably acceptable to Purchaser), provided that Seller shall (i) keep Purchaser reasonably informed as to the status of the foregoing, (ii) promptly provide Purchaser with any material non-privileged related information, documentation and correspondence, and (iii) exercise reasonable best efforts to consult with Purchaser prior to exchanges of material information or material negotiations with any Person (Purchaser to make itself reasonably available and without unreasonable delay as to same). Such remedial actions and negotiations shall be performed in a commercially reasonable manner, including, to the extent allowed or authorized by applicable Environmental Law or the Governmental Authority having jurisdiction over a remedial action, the use of applicable commercial and/or industrial remediation standards and institutional controls. Seller agrees that, in conducting any remedial action or seeking a particular remedy or agreed remediation standard, it shall not unreasonably interfere with Purchaser’s business operations. Notwithstanding anything to the contrary contained herein, Seller shall not enter into any settlement or judgment, without Purchaser’s prior written consent, such consent not to be unreasonably withheld, that would encumber or impose on the Business or the Purchased Assets any restriction or condition that would materially and adversely affect the Purchaser or the Business. Purchaser may comment on Seller’s proposed remedial actions and may participate at its expense in any meetings or discussions with relevant Governmental Authorities, but Purchaser shall have no right to perform or participate in any aspect of any remedial actions performed or directed by Seller; provided, however, that Purchaser shall provide reasonable access to Seller and its environmental consultants to any property within the control of Purchaser that is subject to any remedial action obligation of Seller under this Agreement.

(b) Notwithstanding anything in Section 7.09(a), from and after the Closing, Purchaser shall control all remediation actions and all negotiations with any Governmental Authority or any other Person in respect to those Special Environmental Liabilities set forth on Schedule 7.09(b). For so long as Seller is required to indemnify Purchaser and the Purchaser Indemnified Parties for such Liabilities, Seller shall reimburse Purchaser for the reasonable costs associated with continued implementation of such remedial program within 60 days of receipt of invoices for any remedial work relating thereto. Any material changes to the existing remedial program relating to such Liabilities must be approved in writing by Seller, which approval may not be unreasonably withheld, conditioned or delayed. Purchaser shall provide copies of relevant non-privileged reports and submissions to Seller regarding such remediation activities.

(c) Upon completion of a remediation required under this Agreement, as evidenced by: (i) a “no further remediation” letter, or the substantial equivalent, in form and substance reasonably acceptable to Purchaser, from the Governmental Authority having jurisdiction over the location where the remediation has occurred; (ii) written confirmation, in form and substance reasonably acceptable to Purchaser, from the Governmental Authority exercising authority over Seller’s remediation work, that the underlying conditions have been remedied; or (iii) written confirmation, in form and substance reasonably acceptable to Purchaser, from the relevant Person under any remediation agreement between Seller and/or Purchaser and the relevant Person, that the underlying conditions have been remedied, then Seller shall be forever released and discharged by Purchaser and all Purchaser Indemnified Parties from any further related remediation under this Agreement. In any event, Seller’s remediation obligations with respect to the Special Environmental Liabilities shall cease at the termination of the indemnity period set forth in Section 12.06(g).

ARTICLE VIII

COVENANTS OF PURCHASER

Section 8.01. Confidentiality.

(a) Confidential Information Regarding the Business. Prior to the Closing Date and, if this Agreement is terminated without the Closing having occurred, after such termination, Purchaser will, and will cause its Affiliates and Purchaser’s Representatives to, comply with the terms of the Confidentiality Agreement, dated January 20, 2011, by and between Purchaser and Seller (the “Confidentiality Agreement”).

(b) Confidential Information Regarding Other Seller Businesses. Purchaser understands and agrees that Seller is making available to Purchaser, Purchaser’s Affiliates and the respective representatives of Purchaser and its Affiliates (collectively, “Purchaser’s Representatives”) certain trade secrets and other information that is confidential, non-public and/or proprietary concerning the operations of Seller, its Affiliates and the Business. Purchaser acknowledges that Seller and its Affiliates could be irreparably damaged if any trade secrets or other information that is confidential, non-public or proprietary to Seller or any of its Affiliates that does not relate to the Business (the “Seller Information”) was disclosed by Purchaser, its Affiliates or any Purchaser Representative to any Person and, from and after the Closing Date, for a period of three (3) years after the Closing Date, Purchaser will not, and will cause its Affiliates and each Purchaser Representative not to, at any time, without the prior written consent of Seller, disclose or use (or permit to be disclosed or used) in any way any such Seller Information (regardless of whether such Seller Information was obtained during the course of pursuing the transactions contemplated by this Agreement or following the Closing from a Transferred Employee), unless such Seller Information (i) was already in Purchaser’s possession prior to Purchaser’s entry into the Confidentiality Agreement; provided that such Seller Information is not known by Purchaser to be subject to another confidentiality agreement with or other obligation of secrecy to Seller or another party, (ii) becomes generally available to the public other than as a result of a disclosure by Purchaser, its Affiliates or any Purchaser Representative, or (iii) becomes available to Purchaser on a non-confidential basis from a source other than Seller, its Affiliates or any of their respective representatives; provided that such source is not known by Purchaser to be bound by a confidentiality agreement with or other obligation of secrecy to Seller or another party.

Section 8.02. Access. After the Closing, Purchaser will afford promptly to Seller and its Affiliates and their respective representatives reasonable access (with an opportunity to make copies), during normal business hours and upon reasonable notice, to Purchaser’s and Purchaser’s Affiliates properties, books, work papers, Contracts, personnel and records (whether in hard copy or computer format) relating to the Business as Seller shall reasonably request in order to comply with any applicable Laws; provided, however, that any such access by Seller shall not unreasonably interfere with the conduct of the Business by Purchaser. Seller shall promptly reimburse Purchaser for any and all out-of-pocket costs and expenses (excluding reimbursement for general overhead, salaries and employee benefits) actually incurred by Purchaser, any Affiliate of Purchaser or any Purchaser Representative in connection with the foregoing.

Section 8.03. No Contacts with Certain Third Parties. From the date of this Agreement until the Closing, without Seller’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and Purchaser shall cause all of its Affiliates and Purchaser’s Representatives not to, contact or communicate with any employees, consultants, landlords, customers, suppliers, licensors or distributors of Seller, any of Seller’s Affiliates and/or the Business in connection with the transactions contemplated by this Agreement.

Section 8.04. Transfer Taxes. The party that is legally required to pay any transfer, documentary, sales, use, registration and other such Taxes (including all applicable real estate transfer Taxes) and related fees (including any penalties, interest and additions to Tax) arising out of or incurred in connection with this Agreement (“Transfer Taxes”) shall pay such Taxes. The party that is legally required to file a Tax Return relating to Transfer Taxes shall be responsible for preparing and timely filing such Tax Return.

Section 8.05. Change of Directors. Purchaser shall, at the Closing or as soon as practicable after the Closing, (i) appoint its nominated directors of the Company and (ii) register the resignation of the directors of the Company nominated by Seller and the appointment of the new directors of the Company.

ARTICLE IX

COVENANTS OF SELLER AND PURCHASER

Section 9.01. Reasonable Best Efforts; Further Assurances.

(a) Purchaser and Seller shall cooperate and use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable to fulfill the conditions precedent to the other party’s obligations and otherwise to consummate the transactions contemplated by this Agreement. Seller and Purchaser shall, and Seller shall cause the Selling Affiliate and the Company to, execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable under applicable Law in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

(b) Without limiting the generality of the foregoing, Seller and Purchaser shall cooperate with one another (i) in determining whether any authorizations, actions, consents, approvals or waivers are required to be obtained from, or notices given to, parties to any material third-party (non-Affiliate) Contracts in connection with the transactions contemplated by this Agreement and (ii) in taking such commercially reasonable actions to obtain any such authorizations, actions, consents, approvals or waivers and to timely give any such notices, in each case, that are material to the operation of the Business. Purchaser shall be responsible for any expenses associated with obtaining any such authorizations, actions, consents, approvals or waivers, or the giving of any such notices, and none of the Seller, the Company or the Selling Affiliate will have any Liability for the failure to obtain any such authorization, action, consent, approval or waiver or to give any such notice. For the avoidance of doubt, Purchaser shall be responsible for payment of the filing fee, but each of Purchaser and Seller shall be responsible for any associated costs, including legal costs, relating to filing and obtaining consent, approval or waiver under the HSR Act.

Section 9.02. Governmental Authorities and Other Proceedings.

(a) General. Seller and Purchaser shall cooperate with one another in (i) determining whether any action in respect of (including any filing with), or consent, approval or waiver by, any Governmental Authority is required in connection with the consummation of the transactions contemplated by this Agreement (including in relation to the transfer, modification or reissuance of any Permit), (ii) taking any such actions (including making any filing or furnishing any information required in connection therewith) in order to obtain any such consent, approval or waiver on a timely basis and (iii) keeping the other party promptly informed in all material respects with respect to any communication given or received in connection with any such action, consent, approval or waiver, including providing to each other in advance any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted to a Governmental Authority by or on behalf of any party.

(b) Certain Filings. Each of Purchaser and Seller agrees to make all appropriate filings required by the HSR Act and any Competition Laws with respect to the transactions contemplated hereby as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any Competition Laws. Neither Purchaser nor Seller shall agree to any voluntary extension or delay of any statutory waiting period or withdraw its Notification and Report Form pursuant to the HSR Act unless such party first consults and reasonably considers the views of each other party hereto. No party hereto shall participate in any meeting with any Governmental Authority with respect to the HSR Act or any Competition Law as they relate to the transactions contemplated hereby (except in the case of Purchaser for any meetings between Purchaser and any Governmental Authority to discuss possible remedies), unless it consults with the other parties hereto in advance and, to the extent permitted by such Governmental Authority, gives such other parties the opportunity to attend and participate thereat.

(c) Purchaser’s Efforts. Without limiting the provisions set forth in paragraphs (a) and (b) above, Purchaser shall use commercially reasonable efforts to obtain any consent, approval or waiver relating to the HSR Act or any Competition Law that is required for the consummation of the transactions contemplated by this Agreement. For the avoidance of doubt, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging the transactions contemplated by this Agreement as violative of any Competition Law, or if any judgment or Law is enacted, entered, promulgated or enforced by a Governmental Authority that would make such transactions illegal or would otherwise prohibit or materially impair or delay the consummation of such transactions, Purchaser shall use commercially reasonable efforts to contest and resist in good faith any such action or proceeding and shall use commercially reasonable efforts to have vacated, lifted, reversed or overturned any judgment, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained in this Agreement, neither Purchaser nor its Affiliates shall be required to take any action that (i) involves divestiture of an existing business or any material assets of Purchaser or its Affiliates, including, after the Closing, the Business or any Purchased

Assets, (ii) involves unreasonable expense, (iii) could reasonably be expected to materially impair the overall benefit expected to be realized from the consummation of the transactions contemplated by this Agreement or (iv) involves behavioral commitments or limits Purchaser’s rights of ownership in any of its or its Affiliates’ assets, or after the Closing, the Purchased Assets or any assets of the Business.

Section 9.03. Public Announcements. From the date of this Agreement through the Closing Date, each of Seller and Purchaser must obtain the prior written consent of the other party before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby; provided, however, that, to the extent required by applicable Law or any listing agreement with any national securities exchange, Seller and Purchaser shall be permitted to issue any such press release or make any such public statement, including any such press release or public statement to be issued or made in connection with the parties’ entry into this Agreement, without the prior written consent of the other party; provided further, however, that each of Purchaser and Seller and their respective Affiliates may make internal announcements regarding the transactions contemplated by this Agreement to their employees after reasonable consultation with Seller or Purchaser, as applicable.

Section 9.04. Certain Seller Intellectual Property. Neither Purchaser nor any of its Affiliates is purchasing, acquiring or otherwise obtaining any right, title or interest in the name “Cabot” or any Trademarks related thereto or employing any part or variation of any of the foregoing or any confusingly similar Trademarks (collectively, the “Certain Seller Intellectual Property”). Purchaser shall not, and shall cause its Affiliates not to, make use of any Certain Seller Intellectual Property from and after the Closing Date, whether in connection with the Business or otherwise; provided, that Purchaser shall have up to ninety (90) calendar days after the Closing Date in which to take all actions necessary to eliminate all uses of, and references to, the Certain Seller Intellectual Property in connection with the operation of the Business so long as the quality of the Products and services of the Business during such period is substantially similar to the quality of the Products and services of the Business as of the Closing Date.

Section 9.05. Notices of Certain Events.

(a) From the date of this Agreement until the Closing Date, each party shall promptly notify the other party of:

(i) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii) any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iii) any change or fact of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article XI becoming incapable of being satisfied.

(b) Prior to the Closing, Seller may deliver to Purchaser a supplement or update to the Disclosure Schedule, and any such supplement or update shall not be considered for purposes of determining whether the condition set forth in Section 11.02(a) has been satisfied. To the extent that any such supplement or update refers to any matter arising after the date hereof and prior to the Closing that is necessary to be disclosed in order to make any representation or warranty correct when made as of the Closing, and Purchaser is required to consummate or consummates the transactions contemplated by this Agreement notwithstanding receipt by Purchaser of any such supplement or update from Seller, then notwithstanding such consummation and the occurrence of the Closing, Purchaser and the Purchaser Indemnified Parties shall have the right to indemnification hereunder after the Closing in respect of any such notified matter.

Section 9.06. No Support Services. Purchaser acknowledges and agrees that, except to the extent provided in the Transition Services Agreement, all support services and insurance coverages provided by Seller and its Affiliates to the Business will be terminated with respect to the Business, effective in each case as of the Closing Date.

Section 9.07. Excess Tantalum Inventory. Within ninety (90) days after the Closing Date, Purchaser shall purchase all of the Excess Tantalum Inventory (the amount of which shall be disclosed by Seller to Purchaser in writing on the Closing Date and identified on a “last in, first out” (LIFO) basis), in one or more transactions, at a price per pound to Purchaser equal to Seller’s cost basis in such Excess Tantalum Inventory. Seller shall not, and shall cause its controlled Affiliates not to, sell any Excess Tantalum Inventory to any Person other than Purchaser or its Affiliates.

Section 9.08. Flame Synthesis Reactor. As promptly as practicable after the date hereof, Seller and Purchaser will evaluate the possibility of constructing a new flame synthesis reactor to recreate the Billerica Reactor. After completion of such evaluation, Purchaser may, in its sole discretion, (i) elect to construct a new flame synthesis reactor to recreate the Billerica Reactor or (ii) decline to construct a new flame synthesis reactor, in which case the Billerica Reactor will be a Purchased Asset and will be sold and transferred by Seller to Purchaser pursuant to this Agreement. If Purchaser elects to construct a new flame synthesis reactor, (i) the Billerica Reactor will be an Excluded Asset and will not be sold and transferred by Seller to Purchaser pursuant to this Agreement, (ii) the Closing Cash Consideration shall be reduced by the lesser of (A) the cost to construct the new flame synthesis reactor and (B) $1,000,000 and (iii) Purchaser will have the right to continued use of the Billerica Reactor in connection with the Business as described in the Transition Services Agreement.

ARTICLE X

EMPLOYEE BENEFITS

Section 10.01. Collective Bargaining Agreements. Effective as of the Closing, Purchaser shall succeed to and assume all of the obligations of Seller and its Affiliates under the Collective Bargaining Agreements, and Purchaser shall indemnify the Seller Indemnified Parties against and in respect of any and all Losses actually incurred by any of the Seller Indemnified Parties relating to such obligations in accordance with the terms and conditions of Section 12.02.

Section 10.02. Transfer of Employment.

(a) Prior to the Closing, Seller shall provide Purchaser with an updated Schedule 5.14(a) revised for new hires and employment terminations as of the date which is seven days prior to the Closing Date. Prior to the Closing, Purchaser shall deliver a written offer of employment to each Business Employee employed in the U.S. Business (“U.S. Business Employee”) to commence employment with Purchaser immediately following the Closing. Each such offer of employment shall be for a position that is no less favorable than the position held by the U.S. Business Employee with Seller on the date such offer is made. Such U.S. Business Employees who accept such offer and commence employment with Purchaser are referred to herein as the “U.S. Transferred Employees.” Nothing in this Article X shall entitle any U.S. Transferred Employee to continued employment with Purchaser following the Closing and shall not change any such U.S. Transferred Employee’s “at-will” status.

(b) Purchaser shall honor the terms and conditions of the applicable Collective Bargaining Agreement and shall bargain in good faith with the applicable union in accordance with all applicable Laws. The employment of each Union Employee who becomes a U.S. Transferred Employee shall continue with Purchaser immediately following the Closing under the terms and conditions of the applicable Collective Bargaining Agreement. The provisions set forth in Sections 10.02(a), 10.03, 10.04, 10.05, and 10.08 shall not apply to a U.S. Transferred Employee who is a Union Employee.

Section 10.03. Continuation of Benefits and Compensation. Purchaser shall provide, or cause to be provided, to each of the U.S. Transferred Employees base salary and employee benefits (excluding any equity awards) that as of the Closing are comparable in aggregate value to those provided to such U.S. Transferred Employee immediately prior to the Closing.

Section 10.04. Benefit Plans. Purchaser shall, or shall cause an Affiliate to, recognize each U.S. Transferred Employee’s service with Seller, the Selling Affiliate or any of their respective Affiliates or their respective predecessors as of the Closing as service with Purchaser for all purposes other than benefit accrual under applicable defined benefit pension plans under Purchaser’s and its Affiliates’ employee welfare benefit plans, employee retirement plans, vacation, disability, severance and other employee benefit and incentive plans or policies (the “Purchaser’s Plans”). Purchaser shall, or shall cause an Affiliate to, waive any pre-existing condition limitations and eligibility waiting periods under the Purchaser’s Plans (but only to the extent such pre-existing condition limitations and eligibility waiting periods were satisfied under the Employee Plans as of the Closing Date) and shall recognize (or cause to be recognized) the dollar amount of all expenses incurred by each U.S. Transferred Employee and his or her spouse and dependents during 2011 for purposes of satisfying the deductibles and co-payment or out-of-pocket limitations for such calendar year under the relevant Purchaser’s Plans.

Section 10.05. Accrued Vacation. Purchaser shall, or shall cause an Affiliate to, credit each U.S. Transferred Employee with the accrued and unused vacation days to which the U.S. Transferred Employee is entitled through the Closing, and any personal and sickness days accrued by the U.S. Transferred Employee through the Closing, in each case to the extent reflected on the Financial Statements and as further accrued in the ordinary course through Closing.

Section 10.06. COBRA Continuation Coverage. Purchaser shall have the sole responsibility for “continuation coverage” benefits provided after the Closing for all U.S. Transferred Employees and “qualified beneficiaries” of U.S. Transferred Employees for whom a “qualifying event” occurs on or after the Closing (including all qualifying events that occur in connection with the Closing). The terms “continuation coverage,” “qualified beneficiaries” and “qualifying event” shall have the meanings ascribed to them under Section 4980B of the Code and Sections 601-608 of ERISA. Seller shall retain all obligations to provide continuation coverage relating to qualifying events occurring prior to the Closing Date.

Section 10.07. Workers’ Compensation. Seller or the Selling Affiliate, as applicable, shall retain the obligation and Liability for any workers’ compensation, occupational disease or illness, or similar workers’ protection claims with respect to each Business Employee related to events occurring prior to the Closing Date regardless of when filed. Purchaser shall be responsible for any obligation and Liability for workers’ compensation, occupational disease or illness, or similar workers’ protection claims with respect to each U.S. Transferred Employee occurring on or after the Closing Date.

Section 10.08. Retirement Savings Plan. Effective as of the Closing Date, the active participation of each U.S. Transferred Employee in the Cabot Retirement Savings Plan shall cease. Effective as of the Closing Date or any subsequent date reasonably requested by Purchaser (but not later than the 60th day following the Closing Date), U.S. Transferred Employees shall be eligible to effect a “direct rollover” (as described in Section 401(a)(31) of the Code) of their account balances under the Cabot Retirement Savings Plan to a U.S. tax-qualified defined contribution plan of Purchaser or its Affiliates (“Purchaser DC Plan”) in the form of cash. Seller and Purchaser shall take all actions necessary to permit such rollovers as soon as practicable after the Closing Date, including, without limitation, amendment of the Purchaser DC Plan to allow for direct rollovers of U.S. Transferred Employees, provided that Seller shall take all necessary action to vest each U.S. Transferred Employee in any unvested amounts in respect of their account balances as of the Closing Date.

Section 10.09. Retention Agreements. Schedule 10.09 contains a list of retention agreements between Seller and certain Business Employees (“Retention Agreements”), which have previously been provided to Purchaser. Effective as of the Closing, Purchaser or one of its Affiliates shall succeed to and assume each Retention Agreement with a Transferred Employee and all of the obligations and Liabilities of Seller thereunder for the Retention Incentives and Severance Payments described in the Retention Agreements.

Section 10.10. Severance Obligations. Effective as of the Closing, Purchaser or one of its Affiliates shall succeed to and assume all of the obligations and Liabilities of Seller and its respective Affiliates arising on or after the Closing Date for the payment or provision of any severance payments to be provided to a U.S. Business Employee (i) pursuant to the terms of any severance plan or agreement set forth on Schedule 10.10, or (ii) as otherwise required to be provided by applicable Law (together, “Severance Obligations”).

Section 10.11. Unvested Amounts. Seller shall take all necessary action to vest the U.S. Transferred Employees in any unvested compensation or benefits accrued under the Employee

Plans, including, without limitation, any equity-based awards, immediately prior to the Closing Date and shall pay or provide such compensation and benefits in accordance with the terms of such Employee Plans.

Section 10.12. WARN Act. Purchaser shall indemnify Seller for any Liability arising under the WARN Act or similar applicable Law arising after the Closing Date with respect to employees of the Business whose employment was terminated prior to the Closing Date; provided, however, that Purchaser shall not indemnify Seller for any Liability arising under the WARN Act which is incurred by Seller’s own actions prior to the Closing Date without regard to any post-Closing actions of Purchaser. Seller shall provide Purchaser with a list of employees who performed services with respect to the Business whose employment was terminated 90 days prior to the Closing Date.

Section 10.13. Employee Communications. Seller and Purchaser shall cooperate in communications with U.S. Transferred Employees with respect to employee benefit plans maintained by Seller or Purchaser and with respect to other matters arising in connection with the transactions contemplated by this Agreement; provided, however, that from and after the Closing, nothing herein will restrict in any manner Purchaser’s communications with any U.S. Transferred Employees.

Section 10.14. Japanese Defined Benefit Plan and Directors’ Plan.

(a) As soon as practicable after the Closing but no later than twelve (12) months from the Closing, Purchaser shall cause the Company to establish a defined benefit plan (the “Company Benefit Plan”) for the benefit of the Company’s employees transferred from the Selling Affiliate to the Company pursuant to the Corporate Split Agreement (“Japanese Transferred Employees”). The terms and conditions of the Company Benefit Plan shall be consistent with the terms and conditions of the defined benefit plan that is presently sponsored by the Selling Affiliate and other Seller Affiliates in Japan (the “Japanese Benefit Plan”) as of the Closing. For avoidance of doubt, the Japanese Benefit Plan consists of the Employees’ Retirement Plan for Cabot Group.

(b) Purchaser shall cause the Company to become a co-sponsor in the Japanese Benefit Plan as of the Closing and remain such co-sponsor until the date the Company Benefit Plan is established (the “DB Transfer Date”) in order that the Japanese Transferred Employees may remain participants under the Japanese Benefit Plan until the DB Transfer Date. The sole financial obligation of the Company during its period of co-sponsorship shall be to pay for the required employer contributions to the fund for benefits earned during the period beginning on the Closing Date and ending on the DB Transfer Date in relation to the Japanese Transferred Employees. The accrued liability in the Japanese Benefit Plan for the Japanese Transferred Employees as of the DB Transfer Date shall be assumed in the Company Benefit Plan from and after the DB Transfer Date. Seller and Purchaser shall direct Mizuho Trust Bank, as operating agent, to determine the ratio of actuarial obligations (Suri-Saimu) for the Japanese Transferred Employees to other subject employees in the Japanese Benefit Plan as of the Closing (the “Ratio”). Purchaser shall have the Company, and Seller shall have the Selling Affiliate and its other Affiliates in Japan, split funded assets in the Japanese Benefit Plan into the Company Benefit Plan and the Japanese Benefit Plan as of the DB Transfer Date based on the Ratio.

(c) Seller shall instruct Towers Watson (the “Seller Actuary”) to determine the Underfunded Pension Amount as of the DB Transfer Date. The “Underfunded Pension Amount” shall be the projected benefit obligation for the Japanese Transferred Employees as of the DB Transfer Date minus the fair value of the funded assets of the Japanese Benefit Plan as valued by the administrator of such plans as at the date of this Agreement (being Mizuho Trust Bank) for the Japanese Transferred Employees at the DB Transfer Date. With the exception of the discount rate, all actuarial valuation assumptions shall be the same as were used in the most recently completed actuarial valuation for year-end disclosure purposes under GAAP. The discount rate used in the most recently completed actuarial valuation for year-end disclosure purposes under GAAP shall be adjusted with any movement in the yield on Japanese government 10-year bonds between the valuation date and the month end preceding the DB Transfer Date. Each of the parties shall furnish, at its own expense, the Seller Actuary with such documents and other written information as the Seller Actuary may request in connection with determining the Underfunded Pension Amount (including without limitation the funded status of plans, cash flow, plan asset information, amortization amounts during the relevant period on which the valuation is based, plan provisions, membership data and asset information) and the chief financial officer of the party furnishing such information shall certify that such information is accurate and complete in all material respects as at the date of furnishing such information or the date otherwise expressly certified therein. The fees and expenses of the Seller Actuary will be borne by Seller.

(d) Seller shall instruct the Seller Actuary to deliver a certificate (the “Actuary Certificate”) to Seller and Purchaser setting forth its determination of the Underfunded Pension Amount, together with the actuarial valuation report, actuarial assumptions and methods and supporting documentation, as promptly as practicable after the DB Transfer Date. Purchaser may appoint its own actuary (the “Purchaser Actuary”) to review the Seller Actuary’s calculations. Purchaser shall have ten (10) Business Days to review the Seller Actuary’s calculations and respond in writing with any questions regarding the calculations. To the extent the Seller Actuary and the Purchaser Actuary cannot agree on a final Underfunded Pension Amount, a third party independent actuary (the “Third Party Actuary”) shall be jointly appointed by Purchaser and Seller, the findings of whom shall be binding on both parties and the cost of whom shall be borne equally by Purchaser and Seller. Within ten (10) days after finalization of the Underfunded Pension Amount, Seller shall pay to Purchaser such Underfunded Pension Amount.

(e) At Closing, Seller will pay all obligations under the Cabot Supermetals Directors’ Retirement Plan and any other retirement plan relating to the Japanese Transferred Employees other than the Employees’ Retirement Plan for Cabot Group.

Section 10.15. Cooperation.

(a) Each of Purchaser and Seller recognize it to be in the best interests of the parties hereto and their respective employees that the transactions in this Article X be effected in an orderly manner and agree to devote their respective reasonable best efforts and to cooperate fully in complying with the provisions of this Article X. Without limiting the generality of the foregoing, each of the parties agree to execute, deliver and file all documents and to take all such actions as are reasonably necessary or desirable in order to carry out and perform the purposes of this Article X and to facilitate the transactions referred to in this Article X.

(b) Without limiting the generality of Section 10.14(a), Seller shall use its commercially reasonable efforts to cooperate with Purchaser promptly at its request for up to 90 days following the Closing Date in endeavoring to obtain the consent of any significant contractors of the Business immediately prior to Closing to have the Purchaser (or its Affiliates) engage such contractors in the Business from and after Closing.

Section 10.16. No Third Party Beneficiary or Employee Rights. Nothing in this Article X expressed or implied shall (a) create any third-party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of Seller, the Company or the Selling Affiliate or any other Person other than the parties hereto and their respective successors and permitted assigns, (b) constitute or create an employment agreement or (c) constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by Seller, the Selling Affiliate, the Company, Purchaser or any of Purchaser’s Affiliates.

ARTICLE XI

CONDITIONS TO CLOSING

Section 11.01. Conditions to Obligations of Purchaser and Seller. The obligations of Purchaser and Seller to consummate the Closing are subject to the satisfaction (or waiver to the extent permitted by applicable Law) of the following conditions:

(a) HSR Act; Competition Laws. All required filings under the HSR Act or any Competition Laws relating to the transactions contemplated hereby shall have been made and any applicable waiting periods under such Laws applicable to the transactions contemplated hereby shall have expired or been terminated and any approvals or clearances required under such Laws applicable to the transactions contemplated hereby shall have been obtained.

(b) No Order. No Governmental Authority of any competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law that is then in effect and has the effect of making the consummation of the Closing illegal or otherwise prohibiting the consummation of the transactions contemplated hereby.

(c) Consents. The consents set forth on Schedule 11.01(c) shall have been received and shall be in full force and effect.

(d) Corporate Split. The Business currently conducted by the Selling Affiliate shall have been transferred to the Company in accordance with the Corporate Split and all the other steps contemplated in Section 7.01 shall have been completed.

(e) Exon-Florio. Purchaser and Seller shall have obtained written notice from CFIUS that its review or investigation of the transactions contemplated hereby has been concluded and confirming that CFIUS will not object to the transactions contemplated hereby, or impose any conditions the acceptance of which would not be reasonably acceptable to Seller or Purchaser.

Section 11.02. Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the Closing is subject to the satisfaction (or waiver to the extent permitted by applicable Law) of the following further conditions:

(a) Representations and Warranties. The representations and warranties of Seller contained in this Agreement (i) shall have been true and correct when made and (ii) shall be true and correct as of the Closing Date, with the same force and effect as if made as of the Closing Date (in each case of clauses (i) and (ii) other than such representations and warranties as are made as of another date, which shall be true and correct only as of such date), and in each case of clauses (i) and (ii) except where the failure of such representations and warranties, in the aggregate, to be so true and correct (without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not have a Material Adverse Effect.

(b) Agreements and Covenants. Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Permits. All Permits listed on Schedule 11.02(c) shall have been transferred, modified or reissued as necessary for Purchaser and its Affiliates to operate the Business in compliance with all applicable Laws as of the Closing Date.

(d) Washington University Sub-license. Seller shall have delivered to Purchaser a duly executed copy of the Washington University Sub-license.

(e) Closing Deliverables. The closing deliveries set forth in Section 4.02 shall have been delivered to Purchaser.

Section 11.03. Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction (or waiver to the extent permitted by applicable Law) of the following further conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made as of the Closing Date (other than such representations and warranties as are made as of another date, which shall be true and correct in all material respects only as of such date).

(b) Agreements and Covenants. Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Washington University Sub-license. Purchaser shall have delivered to Seller a duly executed copy of the Washington University Sub-license.

(d) Closing Deliverables. The closing deliveries set forth in Section 4.03 shall have been delivered to Seller.

Section 11.04. Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in Section 11.01, Section 11.02 or Section 11.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to comply with its obligations to consummate the transactions contemplated by this Agreement as required by the provisions of this Agreement, including Section 9.01.

ARTICLE XII

SURVIVAL; INDEMNIFICATION

Section 12.01. Survival.

(a) The representations and warranties of Seller and Purchaser contained in this Agreement shall survive the Closing for the applicable time period set forth in this Section 12.01, which time period shall serve as a contractual statute of limitations for indemnification claims. All of the representations and warranties of Seller and Purchaser contained in this Agreement and all claims and causes of action for the breach thereof shall terminate on the date that is eighteen (18) months after the Closing Date, except that (i) the representations and warranties contained in Sections 5.08(b) (Compliance with Law) and 5.17 (Tax Matters) shall terminate on the date that is ninety (90) days after the expiration of the applicable statute of limitations; (ii) the representations and warranties contained in Section 5.13 (Environmental Matters) shall terminate on the date that is four (4) years after the Closing Date; and (iii) the representations and warranties contained in Sections 5.01 (Organization, Power and Authorization; Binding Effect), 5.05 (Title to Purchased Assets; Sufficiency) and 6.01 (Organization, Power and Authorization; Binding Effect) shall survive indefinitely. In the event notice of any claim for indemnification under Section 12.02(a) or Section 12.03(a) shall have been given pursuant to Section 14.01 within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive until such time as such claim is finally resolved.

(b) The covenants and agreements of the parties hereto contained in this Agreement shall survive in accordance with their respective terms.

Section 12.02. Indemnification by Purchaser. From and after the Closing, Purchaser hereby agrees to indemnify, defend and hold harmless Seller, the Selling Affiliate, their respective Affiliates and, if applicable, their respective directors, officers, stockholders, partners, attorneys, accountants, agents, employees, heirs, successors and assigns (the “Seller Indemnified Parties”) from, against and in respect of any Losses actually incurred by any of the Seller Indemnified Parties resulting from or arising out of (a) any breach of any representation or warranty made by Purchaser contained in this Agreement, (b) the breach of any covenant or agreement of Purchaser contained in this Agreement, (c) any Assumed Liability or (d) the conduct of the Business or the ownership or use of the Purchased Assets after the Closing Date. The Seller Indemnified Parties shall not be entitled to assert any indemnification claim pursuant to clause (a) of this Section 12.02 (i.e., with respect to any breach of any representation or warranty made by Purchaser contained in this Agreement) after the expiration of the applicable survival period set forth in Section 12.01(a) (except to the extent provided therein) and, in each such case, any such claim shall be irrevocably and unconditionally released and waived by the

Seller Indemnified Parties upon such expiration, whether or not a longer period would be permitted by applicable Law.

Section 12.03. Indemnification by Seller. From and after the Closing, Seller hereby agrees to indemnify, defend and hold harmless Purchaser, its Affiliates and, if applicable, their respective directors, officers, stockholders, partners, attorneys, accountants, agents, employees, heirs, successors and assigns (the “Purchaser Indemnified Parties” and, collectively with the Seller Indemnified Parties, the “Indemnified Parties”) from, against and in respect of any Losses actually incurred by any of the Purchaser Indemnified Parties resulting from or arising out of (a) any breach of any representation or warranty made by Seller contained in this Agreement, (b) the breach of any covenant or agreement of Seller contained in this Agreement, (c) any Excluded Liability or Excluded Asset, or (d) any Special Environmental Liability. For purposes of clause (a) of the immediately preceding sentence, all “materiality,” “Material Adverse Effect” and similar materiality qualifiers contained in such representations and warranties shall be disregarded (other than those set forth in Sections 5.06 (Financial Statements), 5.09(a) (Contracts) and 5.11(a) (Intellectual Property)). The Purchaser Indemnified Parties shall not be entitled to assert any indemnification claim pursuant to clause (a) of this Section 12.03 (i.e., for breach of any representation or warranty made by Seller contained in this Agreement) after the expiration of the applicable survival period set forth in Section 12.01(a) (except to the extent provided therein) and, in each such case, any such claim shall be irrevocably and unconditionally released and waived by the Purchaser Indemnified Parties upon such expiration, whether or not a longer period would be permitted by applicable Law.

Section 12.04. Indemnification Procedures.

(a) With respect to third party claims, all claims for indemnification by any Indemnified Party hereunder shall be asserted and resolved as set forth in this Section 12.04.

(b) In the event that any written claim or demand for which Seller or Purchaser, as the case may be (an “Indemnifying Party”), may be liable to any Indemnified Party hereunder (after giving effect to the limitations set forth in this Article XII) is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall promptly, but in no event more than thirty (30) days following such Indemnified Party’s receipt of such claim or demand, notify the Indemnifying Party of such claim or demand in reasonable detail (taking into account the information then available to the Indemnified Party) and the amount or the estimated amount thereof to the extent then feasible (the “Claim Notice”). The Indemnifying Party shall have thirty (30) days from receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (i) whether or not the Indemnifying Party disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such claim or demand and (ii) whether or not the Indemnifying Party elects to defend the Indemnified Party against such claim or demand. All costs and expenses incurred by the Indemnifying Party in defending such claim or demand shall be a liability of, and shall be paid by, the Indemnifying Party; provided, however, that the amount of such costs and expenses that shall be a liability of the Indemnifying Party hereunder shall be subject to the limitations set forth in Section 12.06 and shall otherwise constitute Losses hereunder.

(c) Except as hereinafter provided, in the event that the Indemnifying Party notifies the Indemnified Party of its election to defend against such claim or demand, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense. The Indemnifying Party shall promptly inform the Indemnified Party upon request of the status of any claim. If any Indemnified Party desires to participate in any such defense, it may do so at its sole cost and expense, and the Indemnifying Party will not be liable to the Indemnified Party for legal expenses incurred by the Indemnified Party in connection with the defense thereof.

(d) The Indemnified Party shall not settle a claim or demand for which it is indemnified by the Indemnifying Party without the written consent of the Indemnifying Party. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any such claim or demand on a basis that would have a continuing effect in any material respect on the Indemnified Party or any Affiliate thereof or any of their respective businesses, assets or operations.

(e) If the Indemnifying Party elects not to defend the Indemnified Party against such claim or demand, whether by failing to give the Indemnified Party timely notice as provided above or otherwise, then the amount of any such claim or demand, or, if the same be contested by the Indemnified Party, then that portion thereof as to which such defense is unsuccessful (including the reasonable costs and expenses pertaining to such defense) shall be the liability of the Indemnifying Party and shall constitute Losses hereunder, subject to the limitations set forth in Section 12.06.

(f) To the extent the Indemnifying Party shall direct, control or participate in the defense or settlement of any third party claim or demand, the Indemnified Party will provide the Indemnifying Party and its counsel access to, during normal business hours, relevant business records and other documents, and shall permit them to consult with the employees of and counsel to the Indemnified Party. The Indemnified Party shall use its reasonable best efforts to defend all such claims that the Indemnifying Party does not elect to defend. The failure of the Indemnified Party to give timely notice of a claim shall not relieve the Indemnifying Party of its indemnification obligations hereunder except to the extent such failure has actually prejudiced the Indemnifying Party.

(g) If an Indemnified Party desires to assert any claim for indemnification provided for under this Article XII other than a claim in respect of, arising out of or involving a third-party claim, such Indemnified Party shall notify the Indemnifying Party in writing, and in reasonable detail (taking into account the information then available to such Indemnified Party), of such claim promptly after becoming aware of the existence of such claim; provided, however, that the failure of the Indemnified Party to give timely notice of a claim shall not relieve the Indemnifying Party of its indemnification obligations hereunder unless such failure has actually prejudiced the Indemnifying Party.

Section 12.05. Characterization of Indemnification Payments. All amounts paid by Seller or Purchaser in respect of indemnification under this Article XII shall, to the extent permitted by Law, be treated for all purposes as adjustments to the Initial Purchase Price.

Section 12.06. Limitations on Indemnification.

(a) Subject to Section 12.09 and except as otherwise provided herein, Seller shall have no Liability to the Purchaser Indemnified Parties for any Losses pursuant to this Agreement until the Losses actually incurred by the Purchaser Indemnified Parties exceed an aggregate amount equal to one percent (1%) of the Final Purchase Price (the “Threshold Amount”) and then only for Losses up to an aggregate amount equal to seventeen and one-half percent (17.5%) of the Final Purchase Price; provided, however, that no indemnity shall be recoverable by any the Purchaser Indemnified Party for any Losses actually incurred with respect to any individual item or matter unless the amount thereof exceeds US$100,000, and if such amount is not exceeded, then none of the Losses with respect to such item or matter will count toward satisfying the Threshold Amount. Notwithstanding the foregoing or anything to the contrary contained herein, the limitations on indemnification set forth in this Section 12.06(a) shall not apply to any Losses attributable to the Excluded Liabilities or the Special Environmental Liabilities or relating to or arising from any breach of the representations and warranties contained in Sections 5.01 (Organization, Power and Authorization; Binding Effect), 5.05 (Title to Purchased Assets; Sufficiency), 5.08(b) (Compliance with Law), 5.13 (Environmental Matters) or 5.17 (Tax Matters).

(b) An Indemnified Party’s right to indemnification pursuant to this Article XII on account of any Losses will be reduced by all insurance or other third party indemnification proceeds actually received by such Indemnified Party, and any such proceeds shall be taken into account for all purposes hereunder when calculating the Losses actually incurred by such Indemnified Party. The Indemnified Party shall use commercially reasonable efforts to claim and recover any Losses suffered by such Indemnified Party under any such insurance policies or other third party indemnities. The Indemnified Party shall remit to the Indemnifying Party any such insurance or other third party proceeds that are paid to the Indemnified Party with respect to Losses for which the Indemnified Party has been previously compensated pursuant to this Article XII.

(c) An Indemnified Party’s right to indemnification pursuant to this Article XII on account of any Losses will be reduced by the net amount of the Tax benefits actually realized by such Indemnified Party by reason of such Loss, and the net amount of any such Tax benefits shall be taken into account for all purposes hereunder when calculating the Losses actually incurred by such Indemnified Party. The Indemnified Party shall use commercially reasonable efforts to claim and realize all such Tax benefits.

(d) No Indemnified Party will be entitled to indemnification pursuant to this Article XII for Losses to the extent that such Indemnified Party has been compensated therefor pursuant to Section 3.02.

(e) The Purchaser Indemnified Parties’ right to indemnification pursuant to Section 12.03 on account of any Losses will be reduced by the amount of any reserve reflected on the Financial Statements established for the specific items or matters giving rise to such Loss.

(f) No Indemnified Party shall be entitled to recover from an Indemnifying Party more than once in respect of the same Losses.

(g) Notwithstanding any other provision of this Agreement, including without limitation this Section 12.06, Seller shall have no obligation to indemnify any Purchaser Indemnified Party (i) for claims arising after the fourth anniversary of the Closing Date for any breach of any of the representations or warranties contained in Section 5.13 (Environmental Matters), (ii) in respect of the Special Environmental Liabilities following the fourth anniversary of the Closing Date, or (iii) in excess of $20,000,000 in the aggregate for any breach of any of the representations or warranties contained in Section 5.13 (Environmental Matters) or in respect of the Special Environmental Liabilities.

(h) Notwithstanding any other provision of this Agreement, Seller’s obligation to indemnify the Purchaser Indemnified Parties for any breach of any of the representations contained in Section 5.13 (Environmental Matters) or in respect of the Special Environmental Liabilities shall be subject to the following limitations: (i) Seller shall not be responsible for any increase in the cost of cleanup of any Release of Hazardous Materials or correcting a non-compliance with Environmental Law to the extent that such increase resulted from any voluntary intrusive soil or groundwater sampling conducted in, on, at or under the Purchased Assets after the Closing Date by or on behalf of Purchaser, the Company or any of their respective employees or representatives which was not conducted in order to assess or otherwise respond to a claim or potential claim raised by a third party or to assess or prevent what Purchaser reasonably believes to be a material imminent threat to human health or the Environment; and (ii) Seller shall not be responsible for any costs to the extent such costs are incurred due to any material change in the use of any Seller Property after the Closing Date.

Section 12.07. Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses indemnified pursuant to Section 12.02 or Section 12.03 and the Indemnified Party could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying Claim asserted against the Indemnifying Party, the Indemnified Party, at the request of the Indemnifying Party, shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 12.08. Mitigation. Any Indemnified Party shall take all reasonable steps to mitigate its Losses upon and after becoming aware of any event or condition that could reasonably be expected to give rise to any Losses that may be indemnifiable hereunder.

Section 12.09. Indemnification as Sole Remedy. From and after the Closing, except to the extent permitted under Section 14.04, the indemnity provided herein as it relates to this Agreement, the transactions contemplated by this Agreement and the Business shall be the sole and exclusive remedy of the Seller Indemnified Parties and the Purchaser Indemnified Parties with respect to any and all claims for Losses relating to or arising out of this Agreement or the transactions contemplated by this Agreement, whether based on contract, tort, statute, regulation or other Law, to the exclusion of all remedies provided by any Law in any jurisdiction, and Seller on behalf of the Seller Indemnified Parties and Purchaser on behalf of the Purchaser Indemnified Parties hereby waive any and all rights, both legal or equitable, to pursue any other remedies in respect of such claims.

ARTICLE XIII

TERMINATION

Section 13.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written agreement of Purchaser and Seller;

(b) by either Purchaser or Seller, by giving written notice of such termination to the other party, if any condition to such party’s obligations hereunder has not been satisfied or waived and the Closing shall not have occurred on or prior to December 31, 2011 (the “Termination Date”); provided that the Termination Date shall be automatically extended until March 31, 2012 if the conditions set forth in Section 11.01(a) have not been satisfied or waived by the parties and, as of such date, all other conditions to Closing have been or are capable of being timely satisfied; provided, further, that this Agreement may not be terminated pursuant to this Section 13.01(b) by a party that is in material breach of its obligations hereunder;

(c) by Purchaser by giving written notice to Seller if there has been a breach of any representation, warranty, covenant or agreement on the part of Seller contained in this Agreement such that the condition set forth in Section 11.02(a) or the condition set forth in Section 11.02(b) would not be satisfied, and which is either not capable of being cured prior to the Closing or, if such breach is capable of being cured, is not so cured within a reasonable amount of time (and in any event prior to the Termination Date).

(d) by Seller by giving written notice to Purchaser if there has been a breach of any representation, warranty, covenant or agreement on the part of Purchaser contained in this Agreement such that the condition set forth in Section 11.03(a) or the condition set forth in Section 11.03(b) would not be satisfied, and which is either not capable of being cured prior to the Closing or, if such breach is capable of being cured, is not so cured within a reasonable amount of time (and in any event prior to the Termination Date).

Section 13.02. Effect of Termination. In the event of the termination of this Agreement in accordance with Section 13.01, this Agreement shall thereafter become void and have no effect and neither party hereto (nor any equity holder, director, officer, employee, agent, consultant or representative of any such party) shall have any Liability to the other party hereto, except in each case for the obligations of the parties hereto contained in Section 7.07 (Seller Confidentiality), Section 8.01 (Confidentiality), Section 9.03 (Public Announcements), this Section 13.02 and, as applicable, Article XIV (Miscellaneous), each of which shall survive any termination of this Agreement pursuant to Section 13.01, and except that nothing herein will relieve any party from Liability for any breach of its covenants or agreements contained in this Agreement occurring prior to such termination.

ARTICLE XIV

MISCELLANEOUS

Section 14.01. Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if delivered by personal delivery upon the party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national overnight or courier service, or if sent by fax (provided that the fax is promptly confirmed by telephone confirmation thereof), to the person at the address or fax number set forth below, or such other address or fax number as may be designated in writing hereafter, in the same manner, by such person:

(a)	To Seller:

Cabot Corporation	with a copy to:
Two Seaport Lane
Suite 1300	Jones Day
Boston, Massachusetts 02210	222 East 41st Street
Attention: General Counsel	New York, New York 10017
Tel: 617-342-6175	Attention: Jere R. Thomson, Esq.
Fax: 617-342-6039	John K. Kane, Esq.
Tel: 212-326-3939
Fax: 212-755-7306

(b)	To Purchaser:

with a copy to:
c/- Global Advanced Metals Pty Ltd
Ground Floor, 76 Kings Park Road	Allen & Overy
West Perth, WA, 6005, Australia	Level 27 The Esplanade,
Attention: Glenn Williams	Perth, WA, 6005 Australia
Tel: +61 8 6217 2510	Attention: Peter Wilkes
Fax: +61 8 6217 2501	Tel: +61 8 6315 5900
Fax: +61 8 6315 5999

(c)	To Guarantor:

with a copy to:
c/- Global Advanced Metals Pty Ltd
Ground Floor, 76 Kings Park Road	Allen & Overy
West Perth, WA, 6005, Australia	Level 27 The Esplanade,
Attention: Glenn Williams	Perth, WA, 6005 Australia
Tel: +61 8 6217 2510	Attention: Peter Wilkes
Fax: +61 8 6217 2501	Tel: +61 8 6315 5900
Fax: +61 8 6315 5999

Section 14.02. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided, however, that Purchaser shall pay the full amount of any fees associated with filings made under the HSR Act and any Competition Law.

Section 14.03. Projections. In connection with Purchaser’s investigation of the Purchased Assets, the Japan Assets the Assumed Liabilities, the Japan Liabilities and the Business, Purchaser may have received, or may receive, from Seller, the Selling Affiliate and/or their respective representatives certain projections and other forecasts for the Business, and certain business plan and budget information. Purchaser acknowledges that (a) there are uncertainties inherent in attempting to make such projections, forecasts, plans and budgets, (b) Purchaser is familiar with such uncertainties, (c) Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, and (d) Purchaser will not assert any claim against Seller, the Selling Affiliate or any of their respective representatives, or hold Seller or any such other Persons liable, with respect thereto. Accordingly, Purchaser acknowledges that Seller makes no representation or warranty with respect to such estimates, projections, forecasts, plans or budgets and that Seller makes only those representations and warranties explicitly set forth in Article V.

Section 14.04. Specific Performance. Each party hereto acknowledges and agrees that the other party hereto could be irreparably damaged in the event any of the covenants contained in this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, each party agrees that the other party will be entitled to seek an injunction or injunctions to enforce specifically such covenants in any action instituted in the courts of the State of Delaware.

Section 14.05. Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

Section 14.06. Entire Agreement. This Agreement (including all Exhibits and Schedules hereto) constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement, except for the Confidentiality Agreement which will remain in full force and effect for the term provided therein.

Section 14.07. Amendments and Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 14.08. Successors and Assigns; Third Party Beneficiaries. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that, except as set forth below, neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party hereto. Notwithstanding the preceding sentence, Purchaser may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to one or more direct or indirect wholly-owned subsidiaries of

Purchaser (including designating any such entity or entities to act as Purchaser(s) hereunder), but no such assignment shall relieve Purchaser of any of its obligations under this Agreement if its transferee does not perform such obligations. Any assignment in contravention of this provision shall be null and void. This Agreement shall not confer any rights or benefits upon any Person other than the parties hereto and their respective successors and permitted assigns, except to the extent otherwise expressly provided herein.

Section 14.09. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 14.10. No Recourse. No past, present or future director, officer, employee, incorporator, member, partner, individual stockholder, agent, attorney or representative of Guarantor, Purchaser or Seller or any of their respective Affiliates (other than, in the case of the Selling Affiliate, Seller) shall have any liability for any Liabilities of Guarantor, Purchaser or Seller or any of their respective Affiliates under this Agreement or for any claim based on, in respect of or arising out of the transactions contemplated hereby.

Section 14.11. Interpretation. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and “Article,” “Section,” “clause,” “Exhibit” and “Schedule” references are to the Articles, Sections, clauses, Exhibits and Schedules of this Agreement unless otherwise specified. The captions, heading references and table of contents herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. The phrases “the date hereof,” “the date of this Agreement” and phrases of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Preamble to this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 14.12. Disclosure Schedule. The Disclosure Schedule constitutes an integral part of this Agreement and is hereby incorporated herein. There may be included in the Disclosure Schedule and elsewhere in this Agreement items and information that are not “material,” and such inclusion shall not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material,” or to affect the interpretation of such term for purposes of this Agreement. Disclosures included in any section of the Disclosure Schedule shall be considered to be made for purposes of all other sections of the Disclosure Schedule to the extent that the relevance of any such disclosure to any other section of the Disclosure Schedule is readily apparent on its face. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be disclosed in the Disclosure Schedule. No disclosure in the Disclosure Schedule relating to a possible breach or violation of any Contract or Law shall be construed as an admission or indication that such breach or violation exists or has occurred. Any capitalized term used in the Disclosure Schedule and not otherwise defined therein shall have the meaning given to such term in this Agreement. Any headings set forth in the Disclosure Schedule are for convenience of reference only and shall not affect the meaning or interpretation of any of the disclosures set forth in the Disclosure Schedule.

Section 14.13. Governing Law; Jurisdiction. This Agreement and the transactions contemplated hereby, and all disputes between the parties hereto under or relating to this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be governed by, and construed and enforced in accordance with, the internal Laws of the State of Delaware, without regard to any conflicts of law rules thereof that would result in the application of the Law of any other State. The Delaware Court of Chancery sitting in Wilmington, Delaware (and if the Delaware Court of Chancery shall be unavailable, any Delaware state court and the Federal court of the United States of America sitting in the State of Delaware) will have exclusive jurisdiction over any and all disputes among the parties hereto, whether at law or in equity, based upon, arising out of or relating to this Agreement and the transactions contemplated hereby or the facts and circumstances leading to its execution and delivery, whether in contract, tort or otherwise. Each of the parties hereto irrevocably consents to and agrees to submit to the exclusive jurisdiction of such courts, agrees that process may be served upon them in any manner authorized by the Laws of the State of Delaware, and hereby waives, and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any claim that (a) such party is not personally subject to the jurisdiction of such courts, (b) such party and such party’s property is immune from any legal process issued by such courts or (c) any litigation commenced in such courts is brought in an inconvenient forum. EACH OF THE PARTIES HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUTSIDE THE TERRITORIAL JURISDICTION OF THE COURTS REFERRED TO IN THIS SECTION 14.14 IN ANY ACTION OR PROCEEDING UNDER OR RELATING TO THIS AGREEMENT OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION AND DELIVERY BY MAILING COPIES THEREOF BY REGISTERED UNITED STATES MAIL, POSTAGE PREPAID, RETURN RECEIPT REQUESTED, TO ITS ADDRESS AS SPECIFIED IN OR PURSUANT TO SECTION 14.01. HOWEVER, THE FOREGOING SHALL NOT LIMIT THE RIGHT OF A PARTY TO EFFECT SERVICE OF PROCESS ON ANY OTHER PARTY BY ANY OTHER LEGALLY AVAILABLE METHOD. Nothing in this Section 14.14 shall limit the jurisdictions in which a judgment may be enforced.

Section 14.14. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 14.15. Counterparts; Electronic Transmission. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Counterparts delivered by electronic transmission shall be deemed to be originally signed counterparts.

ARTICLE XV

GUARANTEE BY GUARANTOR

Section 15.01. Guarantee and Indemnity. Guarantor unconditionally and irrevocably:

(a) guarantees to Seller and the Selling Affiliate the performance of all obligations of Purchaser under this Agreement;

(b) agrees that if and each time that Purchaser fails to perform its obligations under this Agreement, Guarantor must on demand (without requiring Seller and the Selling Affiliate first to take steps against Purchaser or any other person) perform such obligations as if it were the principal obligor in respect thereof; and

(c) agrees as principal debtor and primary obligor to indemnify Seller and the Selling Affiliate against, and to pay to Seller or the Selling Affiliate, as appropriate, on demand an amount equal to all Losses directly or indirectly incurred or suffered by Seller or the Selling Affiliate arising out of or in connection with any non-performance of any kind by Purchaser under this Agreement.

Section 15.02. Obligations Not Affected by Certain Matters. The obligations of Guarantor under this Agreement are not affected by any matter or thing which but for this provision might operate to affect or prejudice those obligations, including:

(a) any time or indulgence granted to, or composition with, Purchaser or any other Person;

(b) the taking, variation, renewal or release of, or neglect to perfect or enforce this Agreement, or any right, guarantee, remedy or security from or against Purchaser or any other Person;

(c) any variation or change to the terms of, or any waiver, consent or notice given under, this Agreement; or

(d) any unenforceability or invalidity of any obligation of Purchaser, so that this Agreement must be construed as if there were no such unenforceability or invalidity.

Section 15.03. Purchaser’s Actions to Bind Guarantor. Any agreement, waiver, consent or release given by Purchaser shall bind Guarantor.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CABOT CORPORATION

By:	/s/ Patrick M. Prevost
Name: Patrick M. Prevost
Title: President and Chief Executive Officer

GAM INTERNATIONAL PTY LTD
ACN 152 453 293

By:	/s/ James McClements
Name: James McClements
Title: Chairman

GLOBAL ADVANCED METALS PTY LTD
ACN 139 987 465

By:	/s/ James McClements
Name: James McClements
Title: Chairman